Exhibit 2.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

AGREEMENT AND PLAN OF MERGER

among:

RESTORBIO, INC.;

PROJECT OASIS MERGER SUB, INC.; and

ADICET BIO, INC.

Dated as of April 28, 2020

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Exhibits:

Exhibit A	Form of Oasis Stockholder Support Agreement

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of Funding Agreement

Exhibit E	Form of CVR Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 28, 2020, by and among RESTORBIO, INC., a Delaware corporation (“Oasis”), PROJECT OASIS MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Oasis (“Merger Sub”), and ADICET BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Oasis and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Oasis.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

C. The Oasis Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Oasis and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Oasis vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Oasis’s certificate of incorporation.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Oasis set forth on Section A of the Oasis Disclosure Schedule (solely in their capacity as stockholders of Oasis) are executing support agreements in favor of the Company and Oasis in substantially the form attached hereto as Exhibit A (the “Oasis Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Oasis in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Oasis’s willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Oasis and the Company in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Oasis’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Company Lock-Up Agreements”).

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Oasis set forth on Section B of the Oasis Disclosure Schedule of Oasis are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Oasis Lock-Up Agreements”).

J. It is expected that within five (5) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Oasis, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

K. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Oasis to enter into this Agreement, Oasis, the Company and certain Persons have executed the Funding Agreement, in the form attached hereto as Exhibit D (the “Funding Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

a)	For purposes of the Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Oasis relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Oasis, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Oasis or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, the transactions contemplated by the Funding Agreement (including, without limitation, the Funding Transaction) shall not be an Acquisition Transaction; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Applicable Time” means (a) with respect to the prospectus registering the public offering and sale of Oasis Common Stock, (i) the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC, (ii) the time the Registration Statement becomes effective under the Securities Act, and (iii) at the Effective Time, and (b) with respect to the Proxy Statement, (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date the Proxy Statement, or any amendment or supplement thereto, is first mailed to the stockholders of Oasis, and (iii) at the time of the Oasis Stockholder Meeting.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) other than an Employee Plan providing statutory benefits solely in accordance with applicable Law.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.21.

“Company IP Rights” means all Intellectual Property owned, purported to be owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any instrument or agreement governing, related to or pertaining to any Company IP Rights other than (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (c) any confidential information provided under confidentiality agreements, (d) agreements between the Company or any of its Subsidiaries and its respective employees or contractors in substantially the Company’s or such Subsidiary’s standard form thereof, and (e) material transfer agreements, clinical trial agreements, or services agreements.

“Company Israeli Options” means any Company Options held by a Person, which is subject to taxation in the State of Israel.

“Company Israeli Options Shares” means any Company Common Stock resulting from the exercise of Company Israeli Options.

“Company Options Trustee” means the trustee appointed by the Company with respect to Company Israeli Options and Company Israeli Options Shares. For the purpose of this Agreement, the Company Options Trustee shall be treated as the owner of all the Company Israeli Options and the Company Israeli Option Shares.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to the industries in which the Company and its Subsidiaries operate.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Owned IP Rights” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company Plans” means the 2014 Company Plan and the 2015 Company Plan.

“Company Registered IP” means all Company IP Rights that are owned or purported to be owned by the Company or its Subsidiaries that are registered, filed or issued under the authority of, with or by any Governmental Authority.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Company Warrants” means any warrant to purchase shares of Company Capital Stock.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement dated January 10, 2020, between the Company and Oasis.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Oasis Reverse Stock Split and the CVR Agreement.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including any annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that is, or at any applicable time, would be considered a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the Oasis Valuation divided by (ii) the Oasis Outstanding Shares, in which:

•

“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis assuming, without limitation or duplication, (i) the exercise in full of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time that are not cancelled at the Effective Time pursuant to Section 6.5(b) (and excluding any unvested Company Options that are forfeited at the Effective Time), (ii) the conversion of all shares of Company Preferred Stock into Company Common Stock, and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock (1) reserved for issuance other than with respect to outstanding Company Options under the Company Plans as of immediately prior to the Effective Time or (2) which may be issued under the Funding Agreement).

•	“Company Valuation” means $220,000,000.

•

“Oasis Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Oasis Reverse Stock Split), the total number of shares of Oasis Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all Oasis Options outstanding as of immediately prior to the Effective Time that are not cancelled at the Effective Time pursuant to Section 6.6(b), (ii) with respect to Oasis Restricted Stock Units, the settlement of such Oasis Restricted Stock Units for shares of Oasis Common Stock on a net settlement basis as provided in Section 6.8, and (iii) the issuance of shares of Oasis Common Stock in respect of all other outstanding options, warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Oasis Common Stock (1) reserved for issuance other than with respect to outstanding Oasis Options under the Oasis Stock Plans as of immediately prior to the Effective Time or (2) which may be issued under the Funding Agreement).

•	“Oasis Valuation” means $73,333,333.33.

Set forth on Section 1.1(a)(i) of the Oasis Disclosure Schedule is an illustrative example of Exchange Ratio calculations.

“Extended Company Options” means the Company Options granted under the 2014 Company Plan as identified on Section 3.6(c) of the Company Disclosure Schedule.

“Funding Transaction” means the deposit of approximately $15,000,000 into an escrow account in accordance with the terms and conditions set forth in the Funding Agreement.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.

“Interim Tax Ruling” means a validly issued certificate or ruling from the ITA, in form and substance reasonably acceptable to the Company, confirming that the Company, Oasis and anyone acting on their behalf (including Merger Sub and the Company Options Trustee) shall be exempt from Israeli withholding tax in relation to the Merger.

“IRS” means the United States Internal Revenue Service.

“Israeli Tax Ruling” means a validly issued certificate or ruling from the ITA, in form and substance reasonably acceptable to the Company, confirming that (i) the Company, Oasis and anyone acting on their behalf (including Merger Sub and the Company Options Trustee) shall be exempt from Israeli withholding tax in relation to Merger, (ii) the exchange of Company Israeli Options and Company Israeli Options Shares made pursuant to this Agreement does not infringe the terms and conditions set under Section 102 of the ITO, and that such terms and conditions shall continue to apply to the Oasis Options and Oasis Common Stock granted in exchange for such Company Israeli Options and Company Israeli Options Shares, as if such Oasis Options and Oasis Common Stock were granted by the Company at the original dates of grant, and (iii) the exchange of Company Israeli Options, and Company Israeli Option Shares made pursuant to this Agreement shall be exempt from Tax.

“ITA” means the Israeli Tax Authority.

“ITO” means the Israeli Tax Ordinance [New Version], 5721- 1961, together with the rules and regulations promulgated thereunder, all as amended from time to time.

“Key Employee” means, with respect to the Company or Oasis, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.

“Nasdaq” means The Nasdaq Stock Market.

“Non-Extended Company Option” means each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan that is not an Extended Company Option.

“Oasis Associate” means any current or former employee, independent contractor, officer or director of Oasis or any of its Subsidiaries.

“Oasis Board” means the board of directors of Oasis.

“Oasis Capitalization Representations” means the representations and warranties of Oasis and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Oasis Common Stock” means the common stock, $0.001 par value per share, of Oasis.

“Oasis Contract” means any Contract: (a) to which Oasis is a party, (b) by which Oasis is or may become bound or under which Oasis has, or may become subject to, any obligation or (c) under which Oasis has or may acquire any right or interest.

“Oasis Employee Plan” means any Employee Plan that Oasis or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Oasis or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Oasis Fundamental Representations” means the representations and warranties of Oasis and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.3, 4.4 and 4.21.

“Oasis In-the-Money Price” means the volume weighted average price of Oasis Common Stock for a five (5) trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the Effective Time, as reported by Nasdaq (or, in the event Nasdaq does not report such information, such third-party service as is mutually agreed upon by the Parties).

“Oasis IP Rights” means all Intellectual Property owned, purported to be owned, licensed, or controlled by Oasis or its Subsidiaries that is necessary for or used in the operation of the business of Oasis and its Subsidiaries as presently conducted.

“Oasis IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Oasis IP Rights other than (a) any non-customized software that (i) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (ii) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Oasis’s or any of its Subsidiaries’ products or services, (b) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (c) any confidential information provided under confidentiality agreements, (d) agreements between Oasis or any of its Subsidiaries and its respective employees or contractors in substantially Oasis’s or its Subsidiary’s standard form thereof, and (e) material transfer agreements, clinical trial agreements, or services agreements.

“Oasis Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Oasis Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Oasis and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Oasis Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Oasis Common Stock (it being understood, however, that any Effect causing or contributing to, or resulting from, any change in stock price or trading volume of Oasis Common Stock may be taken into account in determining whether an Oasis Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the suspension of trading in or delisting of Oasis’s securities on Nasdaq, (d) the taking of any action, or the failure to take any action, by Oasis that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 5.1(b) of the Oasis Disclosure Schedule, (e) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (f) any change in GAAP or applicable Law or the interpretation thereof or (g) general economic or political conditions or conditions generally affecting the industries in which Oasis operates; except, in each case with respect to clauses (e), (f) and (g), to the extent materially and disproportionately affecting Oasis and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Oasis operates.

“Oasis Options” means options or other rights to purchase shares of Oasis Common Stock issued by Oasis.

“Oasis Owned IP Rights” means all Intellectual Property owned or purported to be owned by Oasis or its Subsidiaries that is necessary for or used in the operation of the business of Oasis and its Subsidiaries as presently conducted.

“Oasis Registered IP” means all Oasis IP Rights that are owned or purported to be owned by Oasis that are registered, filed or issued under the authority of, with or by any Governmental Authority.

“Oasis Restricted Stock Units” means any equity award with respect to Oasis Common Stock that represents the right to receive in the future shares of Oasis Common Stock pursuant to any Oasis Stock Plan.

“Oasis Stock Plans” means the Oasis 2017 Plan and the Oasis 2018 Plan, in each case as amended, modified or restated from time to time.

“Oasis Transaction Expenses” means, subject to Section 10.3(a), the aggregate amount (without duplication) of all costs, fees and expenses incurred by Oasis and any of its Subsidiaries (including Merger Sub), or for which Oasis or any of its Subsidiaries are or may become liable, (a) in connection with the negotiation, preparation and execution of the Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions or (b) otherwise in connection with the Contemplated Transactions (including any bonus, change of control, severance, retention or similar payments that are or become due to any officer, director, employee or consultant of Oasis in connection with the Contemplated Transactions, but excluding any amounts with respect to tax withholding obligations for each holder in connection with the net settlement of Oasis Restricted Stock Units, as provided in Section 6.8), including any costs, fees and expenses: (i) of legal counsel (other than with respect to Transaction Litigation), tax advisors, accountants, financial advisors, investment bankers, brokers, consultants, transfer agents, proxy solicitor, and other advisors of such party; (ii) payable to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (iii) payable in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (iv) associated with obtaining the “D&O tail policy” pursuant to Section 6.9, or (v) payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent.

“Oasis Triggering Event” shall be deemed to have occurred if: (a) Oasis shall have failed to include in the Proxy Statement the Oasis Board Recommendation, (b) the Oasis Board or any committee thereof shall have made an Oasis Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Oasis shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Oasis, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Oasis shall also include actions consented to in advance by the Company (with such consent not to be unreasonably withheld, delayed or conditioned) that are required to effect and effecting the winding down of its prior research and development activities.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and Oasis.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or Oasis’s audited consolidated balance sheet at December 31, 2019 (the “Oasis Audited Balance Sheet”), as applicable, in accordance with GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Oasis, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information about an identified or identifiable individual.

“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Oasis Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Oasis’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2014 Company Plan	3.6(c)

2015 Company Plan	3.6(c)

Anti-Bribery Laws	3.23

Agreement	Preamble

Capitalization Date	4.6(a)

Certificate of Merger	2.3

Certifications	4.7(a)

Closing	2.3

Closing Date	2.3

Company	Preamble

Company 409A Plan	3.17(j)

Company Allocation Certificate	6.17(a)

Company Audited Financial Statements	6.1(g)

Company Unaudited Interim Balance Sheet	3.7(a)

Term	Section

Company Board Adverse Recommendation Change	6.2(d)

Company Board Recommendation	6.2(c)

Company Disclosure Schedule	Section 3

Company Financials	3.7(a)

Company Grant Date	3.6(f)

Company Interim Financial Statements	6.1(g)

Company Lock-Up Agreements	Recitals

Company Material Contract	3.13(a)

Company Permits	3.14(b)

Company Preferred Stock	3.6(a)

Company Product Candidates	3.14(d)

Company Real Estate Leases	3.11

Company Regulatory Permits	3.14(d)

Company’s Replacement Counsel	9.10

Company Series A Preferred Stock	3.6(a)

Company Series A-1 Preferred Stock	3.6(a)

Company Series A-2 Preferred Stock	3.6(a)

Company Series B Preferred Stock	3.6(a)

Company Stock Certificate	2.7

Company Stockholder Support Agreement	Recitals

Company Stockholder Written Consents	Recitals

Company Tax Certificate	6.12(a)

Company Termination Fee	10.3(b)

Continuing Employee	6.7(a)

Term	Section

Costs	6.9(a)

COVID-19 Measures	5.1(a)

CVR	2.6(a)

CVR Agreement	2.6(a)

D&O Indemnified Parties	6.9(a)

Dissenting Shares	2.9(a)

Drug Regulatory Agency	3.14(c)

Effective Time	2.3

End Date	10.1(b)

Exchange Agent	2.8(a)

FDA	3.14(c)

FDCA	3.14(c)

Form S-4	6.1(a)

Foreign Company Employee Plan	3.17(h)

Funding Agreement	Recitals

GAAP	3.7(a)

Investor Agreements	6.15

Liability	3.9

Merger	Recitals

Merger Consideration	2.5(a)(ii)

Merger Sub	Preamble

Nasdaq Listing Application	6.11

Notice Period	6.2(d)

Oasis	Preamble

Oasis 2017 Plan	4.6(c)

Term	Section

Oasis 2018 Plan	4.6(c)

Oasis 409A Plan	4.17(i)

Oasis Allocation Certificate	6.17(b)

Oasis Board Adverse Recommendation Change	6.3(b)

Oasis Board Recommendation	6.3(b)

Oasis Budget	5.1(b)(xvii)

Oasis Disclosure Schedule	Section 4

Oasis ESPP	4.6(c)

Oasis Grant Date	4.6(f)

Oasis Lock-Up Agreements	Recitals

Oasis Material Contract	4.13(a)

Oasis Notice Period	6.3(c)

Oasis Permits	4.14(b)

Oasis Product Candidates	4.14(d)

Oasis Regulatory Permits	4.14(d)

Oasis Real Estate Leases	4.11

Oasis Reverse Stock Split	6.18

Oasis SEC Documents	4.7(a)

Oasis Stockholder Matters	6.3(a)

Oasis Stockholder Meeting	6.3(a)

Oasis Stockholder Support Agreement	Recitals

Oasis Tax Certificate	6.12(a)

Oasis Termination Fee	10.3(d)

Pre-Closing Period	5.1(a)

Privacy Policies	3.22

Term	Section

Proxy Statement	6.1(a)

Registration Statement	6.1(a)

Required Company Stockholder Vote	3.4

Required Oasis Stockholder Vote	4.4

SEC Documents	6.21

Stockholder Notice	6.2(b)

Surviving Corporation	2.1

Transaction Litigation	6.20

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Oasis Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Oasis Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Oasis.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Oasis and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Oasis and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Oasis shall be identical to the certificate of incorporation of Oasis immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Oasis shall file an amendment to its certificate of incorporation to (i) effect the Oasis Reverse Stock Split, (ii) change the name of Oasis to “Adicet Bio, Inc.” and (iii) make such other changes as are mutually agreeable to Oasis and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Oasis, each to hold office in accordance with the certificate of incorporation and bylaws of Oasis, shall be as set forth in Section 6.14; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Oasis as set forth in Section 6.14, after giving effect to the provisions of Section 6.14.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Oasis, Merger Sub, the Company or any stockholder of the Company or Oasis:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Oasis Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Oasis Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Oasis Common Stock shall accordingly be marked with appropriate legends. The Company shall use its commercially reasonable efforts to take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Oasis is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Oasis Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Oasis Common Stock a holder of Company Capital Stock would otherwise be entitled to receive shall be aggregated together first prior to eliminating any remaining fractional share.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plans and all Company Warrants shall be treated in accordance with Section 6.5.

(e) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Oasis Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Oasis Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants, Oasis Options, Oasis Restricted Stock Units and Oasis Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Oasis to take any action with respect to Company Capital Stock or Oasis Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

2.6 Contingent Value Right.

(a) Holders of Oasis Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Oasis Common Stock issued upon settlement of Oasis Restricted Stock Units pursuant to Section 6.8) shall be entitled to one contractual contingent value right (a “CVR”) issued by Oasis subject to and in accordance with the terms and conditions of the CVR Agreement, in substantially the form attached hereto as Exhibit E (the “CVR Agreement”), for each share of Oasis Common Stock held by such holders.

(b) At or prior to the Effective Time, Oasis shall authorize and duly adopt, execute and deliver, and will ensure that Exchange Agent and Holders’ Representative (as defined in the CVR Agreement) execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and the Holders’ Representative (as defined in the CVR Agreement) (provided that such revisions are not, individually or in the aggregate, materially detrimental or adverse, taken as a whole, to any holder of CVR). Oasis and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

(c) Oasis, the Exchange Agent and (if necessary) Holders’ Representative shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement.

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.8.

2.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Oasis and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Oasis shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Oasis Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Oasis may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Oasis Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Oasis: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Oasis Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Oasis Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Oasis may, in its discretion and as a condition precedent to the delivery of any shares of Oasis Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Oasis against any claim suffered by Oasis related to the lost, stolen or destroyed Company Stock Certificate or any Oasis Common Stock issued in exchange therefor as Oasis may reasonably request.

(c) No dividends or other distributions declared or made with respect to Oasis Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Oasis Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Oasis Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Oasis upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.8 shall thereafter look only to Oasis for satisfaction of their claims for Oasis Common Stock and any dividends or distributions with respect to shares of Oasis Common Stock.

(e) Each of the Exchange Agent, Oasis, Company Options Trustee and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided, that if Oasis intends to deduct or withhold (or intends to instruct the Exchange Agent or the Company Options Trustee to deduct or withhold) from any payment of consideration deliverable pursuant to this Agreement, Oasis shall use commercially reasonable efforts to (1) provide the Company and the applicable payee with reasonably advance notice of such intention to withhold and (2) permit the Company and/or such payee to provide such certifications or other documentation as may be necessary and appropriate to permit such payment to be made free of, or at a reduced rate of, withholding, including, with regard to Company Israeli Options and Company Israeli Options Shares, an Israeli Tax Ruling in accordance with Section 6.12(b) below. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Oasis Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.

(b) The Company shall give Oasis prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and the Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, without Oasis’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Tax Consequences. For U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Oasis (the “Company Disclosure Schedule”), the Company represents and warrants to Oasis and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Company Disclosure Schedule. Except for strategic relationships to promote the Company’s products and services, which relationships are conducted through contractual relationships between the

Company and its strategic partners, but do not involve any interest of the Company in any separate legal entity, and as set forth on Section 3.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Oasis accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt or approve the Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Oasis and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

3.4 Vote Required. The affirmative vote or written consent of (a) the holders of a majority of the shares of Company Capital Stock (on an as-converted to Company Common Stock basis), (b) the holders of a majority of the shares of Company Preferred Stock, voting together as a single class (on an as-converted to Company Common Stock basis) and (c) the holders of a majority of the shares of Company Series B Preferred Stock (on an as-converted to Company Common Stock basis), voting as a single class, in each case, outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and except as set forth on Section 3.5 of the Company Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) as set forth on Section 3.5 of the Company Disclosure Schedule, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 140,200,938 shares of Company Common Stock, par value $0.0001 per share, of which 17,544,535 shares have been issued and are outstanding as of the date of this Agreement, (ii) 629,633 shares of Series A-1 preferred stock, par value $0.0001 per share (the “Company Series A-1 Preferred Stock”), of which 629,633 shares have been issued and are outstanding as of the date of this Agreement, (iii) 2,428,688 shares of Series A-2 preferred stock, par value $0.0001 per share (the “Company Series A-2 Preferred Stock”), of which 2,428,688 shares have been issued and are outstanding as of the date of this Agreement, (iv) 37,104,185 shares of Series A preferred stock, par value $0.0001 per share (the “Company Series A Preferred Stock”), of which 37,104,185 shares have been issued and are outstanding as of the date of this Agreement, and (v) 59,200,938 shares of Series B preferred stock, par value $0.0001 per share (the “Company Series B Preferred Stock,” and together with the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, and the Company Series A Preferred Stock, the “Company Preferred Stock”), of which 57,004,415 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.

(b) Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, all of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Company Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and as set forth in Section 3.6(b) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

(c) Except for the Company’s 2015 Stock Incentive Plan (as amended, modified or restated from time to time, the “2015 Company Plan”) and the Company’s Share Option Plan (2014) (as amended, modified or restated from time to time, the “2014 Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 21,594,044 shares of Company Common Stock for issuance under the 2015 Company Plan, of which 2,858,945 shares have been issued upon exercise of Company Options granted under the 2015 Company Plan and are currently outstanding, 13,522,439 shares have been reserved for issuance upon exercise of Company Options granted under the 2015 Company Plan that are currently outstanding, and 5,212,660 shares of Company Common Stock remain available for future issuance pursuant to the 2015 Company Plan. As of the date of this Agreement, the Company has reserved 1,397,554 shares of Company Common Stock for issuance under the 2014 Company Plan, of which 19,725 shares have been issued upon exercise of Company Options granted under the 2014 Company Plan and are currently outstanding, 1,376,596 shares have been reserved for issuance upon exercise of Company Options granted under the 2014 Company Plan that are currently outstanding, 1,233 shares have been forfeited and are no longer currently outstanding and no shares of Company Common Stock remain available for future issuance pursuant to the 2014 Company Plan.

Section 3.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions, (vii) the date on which such Company Option expires, (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option and (ix) whether such Company Option is an Extended Company Option. The Company has made available to Oasis an accurate and complete copy of the Company Plans and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions. Company Warrants to purchase 1,909,646 shares of the Company Series B Preferred Stock are issued and outstanding as of the date of this Agreement.

(d) Except for the conversion provisions for the Company Preferred Stock, the outstanding Company Options set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company Warrants, the rights pursuant to the Funding Agreement or as set forth on Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Company Options granted pursuant to the Company Plans, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Company Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii), each Company Option grant was made in accordance with the terms of the Company Plan pursuant to which it was granted and, to the Knowledge of the Company all other applicable Law and regulatory rules or requirements and (iii) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Company Grant Date.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2017 and December 31, 2018, (ii) the Company’s unaudited consolidated balance sheet at December 31, 2019, (iii) the Company’s unaudited consolidated balance sheet at March 31, 2020 (the “Company Unaudited Interim Balance Sheet”), (iv) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2017 and December 31, 2018, (v) the Company’s unaudited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2019 and (vi) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2020 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Oasis accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2017.

(d) Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2017, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Oasis pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities listed in Section 3.9 of the Company Disclosure Schedule.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Oasis (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Schedule accurately identifies (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements, (D) agreements between Company or its Subsidiaries and its respective employees or contractors in substantially the Company’s or its Subsidiaries’ standard form thereof and (E) material transfer agreements, clinical trial agreements, or services agreements) and (ii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.

(c) Section 3.12(c) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) material transfer agreements, (iii) agreements between Company or its Subsidiaries and its respective employees or contractors in substantially the Company’s or its Subsidiaries’ standard form thereof and (iv) any Company Owned IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d) Neither the Company nor any of its Subsidiaries is bound by, and no Company Owned IP Rights are subject to, any Contract containing any covenant or other provision that limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company Owned IP Rights anywhere in the world.

(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company Owned IP Rights (other than co-owned rights each as identified in Section 3.12(a) of the Company Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company Owned IP Rights has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned IP Rights. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company Owned IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Company Owned IP Rights.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP Rights.

(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Company IP Rights to any other Person.

(vii) To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(f) The Company has delivered or made available to Oasis, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or its Subsidiaries and any third party in any material respect, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, other than any Company IP Rights licensed to the Company by any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents within the Company Owned IP Rights, or otherwise violating any Company IP Rights Agreements in any material respect.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company Owned IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company Owned IP Rights.

(i) Each item of Company Registered IP is and at all times has been filed and maintained in material compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries infringes any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither the Company nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of the Company to conduct its business;

(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in each case in excess of $100,000 with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(ix) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi) each Company Real Estate Lease;

(xii) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $250,000 after the date of this Agreement; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.

(b) The Company has delivered or made available to Oasis accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries are, and since January 1, 2017 have been, in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement or Order binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act, Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries have timely maintained and are in compliance in all material respects with the Company Regulatory Permits and have not, since January 1, 2017, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Oasis all information requested by Oasis in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither the Company nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Institutional Review Board or Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither the Company nor any of its Subsidiaries, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries and no contract manufacturer with respect to any Company Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of, the Company or its Subsidiaries in connection with any Company Product Candidate, since January 1, 2017, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by the Company or its Subsidiaries, and to the Knowledge of the Company, no manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.

3.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company and each of its Subsidiaries have timely filed all U.S. federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders, or landlords.

(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Section 3.16(k) of the Company Disclosure Schedule sets forth the entity classification of the Company and each of its Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.

(l) Neither the Company nor any of its Subsidiaries is aware of any facts, or has knowingly taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will. The Company has made available to Oasis accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.

(c) Section 3.17(c) of the Company Disclosure Schedule lists all material Company Employee Plans. True, complete and correct copies of the following documents, with respect to each material Company Employee Plan, where applicable, have previously been made available to Oasis: (i) all documents embodying or governing such Company Employee Plan (or for unwritten Company Employee Plans a written description of the material terms of such Company Employee Plan) and any funding medium for the Company Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any governmental agency.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(e) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including without limitation, the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been timely made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(f) Neither the Company nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) Except as set forth in Section 3.17(g) of the Company Disclosure Schedule, no Company Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Neither the Company nor any of its Subsidiaries sponsors or maintains any self-funded medical or long-term disability employee benefit plan.

(h) Except as set forth in Section 3.17(h) of the Company Disclosure Schedule, no Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States (a “Foreign Company Employee Plan”).

(i) With respect to each Foreign Company Employee Plan, the fair market value of the assets of each funded Foreign Company Employee Plan (including the liability of any insurer to any such Foreign Company Employee Plan) is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Employee Plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Foreign Company Employee Plan and none of the transactions contemplated by this Agreement will cause such assets or insurance obligations to be materially less than such benefit obligations. Each Foreign Company Employee Plan required or intended to be registered, qualified or approved under applicable law has in fact been registered, qualified or approved, as the case may be, under applicable law and has been maintained in good standing with applicable regulatory authorities in all material respects, and if intended to qualify for favorable tax treatment, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such favorable tax treatment with respect to such Foreign Company Employee Plan.

(j) No Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Section 409A of the Code. Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects, in operational and documentary compliance, with the requirements of Section 409A of the Code and the applicable guidance thereunder. To the Company’s Knowledge, no payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) To the Company’s Knowledge, any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(l) The Company and each of its Subsidiaries is in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker (including, without limitation, employee and independent contractor) classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits). To the Knowledge of the Company or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(m) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification currently or within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(o) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to gross-up, indemnify, or otherwise reimburse any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(q) Except as set forth in Section 3.17(q) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract that, as a result of the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) reasonably be expected to (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code, or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18 Environmental Matters. Since January 1, 2017, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2017, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2017, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Oasis accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

3.20 Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2017, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.21 No Financial Advisors. Except as set forth on Section 3.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22 Privacy and Data Security. The Company has complied with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with the same, except for such non-compliance as has not to the Knowledge of the Company had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of the Company, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Company Contract.

3.23 Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti- Bribery Laws.

3.24 CFIUS. The Company does not engage in the design, fabrication, development, testing, production or manufacture of critical technologies and is not a TID US Business within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Oasis nor any other person on behalf of Oasis makes any express or implied representation or warranty with respect to Oasis or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Oasis set forth in Section 4 (in each case as qualified and limited by the Oasis Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Oasis and Merger Sub.

Subject to Section 10.1(h), except (i) as set forth in the written disclosure schedule delivered by Oasis to the Company (the “Oasis Disclosure Schedule”) or (ii) as disclosed in the Oasis SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B)

excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Oasis SEC Documents (x) shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b), 4.3, 4.4, 4.5, or 4.6 and (y) shall be deemed to be disclosed in a section of the Oasis Disclosure Schedule only to the extent that it is readily apparent from a reading of such Oasis SEC Document that it is applicable to such section of the Oasis Disclosure Schedule, Oasis and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Oasis and its Subsidiaries (including Merger Sub) is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Oasis’s Subsidiaries are wholly owned by Oasis.

(b) Each of Oasis and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Oasis Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Oasis Disclosure Schedule, Oasis has no Subsidiaries other than Merger Sub and Oasis does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Oasis is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Oasis has not agreed and is not obligated to make, nor is Oasis bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Oasis has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Oasis has delivered to the Company accurate and complete copies of Oasis’s Organizational Documents. Oasis is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Each of Oasis and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Oasis Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Oasis and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Oasis vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Oasis Common Stock to the stockholders of the Company, pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Oasis and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Oasis and Merger Sub, enforceable against each of Oasis and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of a majority of (a) the votes cast at the Oasis Stockholder Meeting is the only vote of the holders of any class or series of Oasis’s capital stock necessary to approve the issuance of the shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (b) the shares of Oasis Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Oasis’s capital stock necessary to approve an amendment to Oasis’s certificate of incorporation to effect the Oasis Reverse Stock Split (collectively, the “Required Oasis Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Oasis Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Oasis or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Oasis or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Oasis or its Subsidiaries or any of the assets owned or used by Oasis or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Oasis or its Subsidiaries or that otherwise relates to the business of Oasis, or any of the assets owned, leased or used by Oasis;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Oasis Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Oasis Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Oasis Material Contract, (C) accelerate the maturity or performance of any Oasis Material Contract or (D) cancel, terminate or modify any term of any Oasis Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Oasis or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5 of the Oasis Disclosure Schedule under any Oasis Contract, (ii) the Required Oasis Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Oasis nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Oasis Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Oasis consists of (i) 150,000,000 shares of Oasis Common Stock, par value $0.0001 per share, of which 36,445,751 shares have been issued and are outstanding as of April 24, 2020 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Oasis does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Oasis Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Oasis Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Oasis Common Stock is subject to any right of first refusal in favor of Oasis. Except as contemplated herein, there is no Oasis Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Oasis Common Stock. Oasis is not under any obligation, nor is Oasis bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Oasis Common Stock or other securities. Section 4.6(b) of the Oasis Disclosure Schedule accurately and completely describes all repurchase rights held by Oasis with respect to shares of Oasis Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Oasis 2017 Stock Incentive Plan (the “Oasis 2017 Plan”), the Oasis 2018 Stock Option and Incentive Plan (the “Oasis 2018 Plan”) and the Oasis 2018 Employee Stock Purchase Plan (the “Oasis ESPP”), and except as set forth on Section 4.6(c) of the Oasis Disclosure Schedule, Oasis does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Oasis has reserved 5,087,250 shares of Oasis

Common Stock for issuance under the Oasis Stock Plans, of which 23,702 shares have been issued and are currently outstanding, 2,947,187 shares have been reserved for issuance upon exercise or settlement of Oasis Options and Oasis Restricted Stock Units, as applicable, granted under the Oasis Stock Plans, and 2,116,361 shares remain available for future issuance pursuant to the Oasis Stock Plans. As of the date of this Agreement, Oasis has reserved 920,030 shares of Oasis Common Stock for future issuance pursuant to the Oasis ESPP. Section 4.6(c) of the Oasis Disclosure Schedule sets forth the following information with respect to each Oasis Option and Oasis Restricted Stock Unit outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Oasis Common Stock subject to such Oasis Option and Oasis Restricted Stock Units at the time of grant, (iii) the number of shares of Oasis Common Stock subject to such Oasis Option and Oasis Restricted Stock Units as of the date of this Agreement, (iv) the exercise price of such Oasis Option, (v) the date on which such Oasis Option and Oasis Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions, (vii) the date on which such Oasis Option expires and (viii) whether such Oasis Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Oasis has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Oasis has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Oasis Stock Plans and any amendments thereto.

(d) Except for the outstanding Oasis Options and Oasis Restricted Stock Units, the rights pursuant to the Funding Agreement or as set forth on Section 4.6(d) of the Oasis Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Oasis, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Oasis, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Oasis is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Oasis. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Oasis.

(e) All outstanding shares of Oasis Common Stock, Oasis Options, Oasis Restricted Stock Units and other securities of Oasis have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Oasis Options and Oasis Restricted Stock Units granted pursuant to the Oasis Stock Plans, (i) each grant of an Oasis Option or Oasis Restricted Stock Unit was duly authorized no later than the date on which the grant of such Oasis Option and Oasis Restricted Stock Unit was by its terms to be effective (the “Oasis Grant Date”) by all necessary corporate action, including, as applicable, approval by the Oasis Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each Oasis Option and Oasis Restricted Stock Unit grant was made in accordance with the terms of the Oasis Stock Plan pursuant to which it was granted and, to the Knowledge of Oasis, all other applicable Law and regulatory rules or requirements and (iii) the per share exercise price of each Oasis Option was not less than the fair market value of a share of Oasis Common Stock on the applicable Oasis Grant Date.

4.7 SEC Filings; Financial Statements.

(a) Oasis has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2018 (the “Oasis SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Oasis SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Oasis SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Oasis SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Oasis SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Oasis as of the respective dates thereof and the results of operations and cash flows of Oasis for the periods covered thereby. Other than as expressly disclosed in the Oasis SEC Documents filed prior to the date hereof, there has been no material change in Oasis’s accounting methods or principles that would be required to be disclosed in Oasis’s financial statements in accordance with GAAP. The books of account and other financial records of Oasis and each of its Subsidiaries are true and complete in all material respects.

(c) Oasis’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Oasis, “independent” with respect to Oasis within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Oasis, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Oasis Disclosure Schedule, Oasis has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Oasis Common Stock on Nasdaq. Oasis has not disclosed any unresolved comments in the Oasis SEC Documents.

(e) Since January 1, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Oasis, the Oasis Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Oasis Disclosure Schedule, Oasis is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Oasis maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Oasis maintains records that in reasonable detail accurately and fairly reflect Oasis’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Oasis Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Oasis’s assets that could have a material effect on Oasis’s financial statements. Oasis has evaluated the effectiveness of Oasis’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Oasis SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Oasis has disclosed to Oasis’s auditors and the Audit Committee of the Oasis Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Oasis’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Oasis’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Oasis SEC Documents filed prior to the date hereof, Oasis’s internal control over financial reporting is effective and Oasis has not identified any material weaknesses in the design or operation of Oasis’s internal control over financial reporting.

(h) Oasis’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Oasis in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Oasis’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Oasis has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Oasis Disclosure Schedule, between December 31, 2019 and the date of this Agreement, Oasis has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Oasis Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Neither Oasis not any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Oasis Audited Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Oasis or its Subsidiaries since the date of the Oasis Audited Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Oasis or any of its Subsidiaries under Oasis Contracts and (d) Liabilities described in Section 4.9 of the Oasis Disclosure Schedule.

4.10 Title to Assets. Each of Oasis and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Oasis or its business, including: (a) all tangible assets reflected on the Oasis Audited Balance Sheet and (b) all other tangible assets reflected in the books and records of Oasis as being owned by Oasis. All of such assets are owned or, in the case of leased assets, leased by Oasis or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Oasis nor any of its Subsidiaries owns or has ever owned any real property. Oasis has made available to the Company (a) an accurate and complete list of all real properties with respect to which Oasis directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Oasis or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Oasis Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Oasis Disclosure Schedule is an accurate, true and complete listing of all Oasis Registered IP.

(b) Section 4.12(b) of the Oasis Disclosure Schedule accurately identifies (i) all material Oasis Contracts pursuant to which Oasis IP Rights are licensed to Oasis (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Oasis products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements, (D) agreements between Oasis and its employees or contractors in Oasis’s standard form thereof and (E) material transfer agreements, clinical trial agreements, or services agreements) and (ii) whether the license or licenses granted to Oasis or its Subsidiaries are exclusive or non-exclusive.

(c) Section 4.12(c) of the Oasis Disclosure Schedule accurately identifies each Oasis Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Oasis Owned IP Rights (other than (i) any confidential information provided under confidentiality agreements, (ii) material transfer agreements, (iii) agreements between Oasis and its employees or contractors in Oasis’s standard form thereof and (iv) any Oasis Owned IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Oasis’s benefit).

(d) Neither Oasis nor any of its Subsidiaries is bound by, and no Oasis Owned IP Rights are subject to, any Contract containing any covenant or other provision that limits or restricts the ability Oasis or any of its Subsidiaries to use, exploit, assert, or enforce any Oasis Owned IP Rights anywhere in the world.

(e) Oasis or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Oasis Owned IP Rights (other than co-owned rights each as identified in Section 4.12(a) of the Oasis Disclosure Schedule), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Oasis Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Oasis or any of its Subsidiaries and who is or was involved in the creation or development of any Oasis Owned IP Rights has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Oasis or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Oasis and its Subsidiaries.

(iii) To the Knowledge of Oasis, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Oasis Owned IP Rights. To the Knowledge of the Oasis, no employee of Oasis or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Oasis or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Oasis Owned IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Oasis Owned IP Rights.

(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Oasis Owned IP Rights.

(v) Oasis and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Oasis or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(f) Neither Oasis nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Oasis Owned IP Rights to any other Person.

(g) Oasis has delivered, or made available to the Company, a complete and accurate copy of all Oasis IP Rights Agreements.

(h) Neither the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Oasis violates any license or agreement between Oasis or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Oasis, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, other than any Oasis IP Rights licensed to Oasis by any other Person, which infringement or misappropriation would reasonably be expected to have an Oasis Material Adverse Effect. To the Knowledge of Oasis, no third party is infringing upon any Patents owned by Oasis within the Oasis IP Rights, or violating any Oasis IP Rights Agreements in any material respect.

(i) As of the date of this Agreement, Oasis is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Oasis IP Rights. Oasis has not received any written notice asserting that any Oasis Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Oasis or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(j) To the Knowledge of Oasis, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Oasis infringes any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Oasis Material Adverse Effect.

(k) Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the Oasis Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Oasis (i) Oasis is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Oasis taken as a whole and (ii) Oasis has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) Neither Oasis nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Oasis IP Rights, result in breach of, default under or termination of such Contract with respect to any Oasis IP Rights, or impair the right of the Oasis or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Oasis IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Oasis Disclosure Schedule identifies each Oasis Contract that is in effect as of the date of this Agreement (each an “Oasis Material Contract” and collectively, the “Oasis Material Contracts”):

(i) each Oasis Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Oasis Contract requiring payments by Oasis after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Oasis or its Subsidiaries’ or such successor’s ability to terminate employees at will;

(iii) each Oasis Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Oasis Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Oasis Contract containing (A) any covenant limiting the freedom of the Oasis, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision with respect to employees of other Persons, in each case, except for restrictions that would not materially affect the ability of Oasis or its Subsidiaries to conduct its business;

(vi) each Oasis Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Oasis Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(viii) each Oasis Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances in excess of $100,000 with respect to any assets of Oasis or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;

(ix) each Oasis Contract requiring payment by or to Oasis after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Oasis, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Oasis has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Oasis has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Oasis or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Oasis or any Contract to sell, distribute or commercialize any products or service of Oasis, in each case, except for Oasis Contracts entered into in the Ordinary Course of Business;

(x) each Oasis Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Oasis in connection with the Contemplated Transactions;

(xi) each Oasis Real Estate Lease;

(xii) each Oasis Contract that is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(xiii) each Oasis Contract to which Oasis is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Oasis in excess of $250,000 after the date of this Agreement; or

(xiv) any other Oasis Contract that is not terminable at will (with no penalty or payment) by Oasis or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Oasis or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Oasis and its Subsidiaries, taken as a whole.

(b) Oasis has delivered or made available to the Company accurate and complete copies of all Oasis Material Contracts, including all amendments thereto. There are no Oasis Material Contracts that are not in written form. Oasis has not nor, to Oasis’s Knowledge as of the date of this Agreement, has any other party to an Oasis Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Oasis Material Contract in such manner as would permit any other party to cancel or terminate any such Oasis Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Oasis Material Adverse Effect. As to Oasis and its Subsidiaries, as of the date of this Agreement, each Oasis Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Oasis Material Contract to change, any material amount paid or payable to Oasis under any Oasis Material Contract or any other material term or provision of any Oasis Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Oasis and each of its Subsidiaries is, and since January 1, 2017, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Oasis, threatened against Oasis or any of its Subsidiaries. There is no agreement or Order binding upon Oasis or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Oasis, any acquisition of material property by Oasis or any of its Subsidiaries or the conduct of business by Oasis or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Oasis’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Each of Oasis and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Oasis and Merger Sub as currently conducted (collectively, the “Oasis Permits”). Section 4.14(b) of the Oasis Disclosure Schedule identifies each Oasis Permit. Each of Oasis and its Subsidiaries is in material compliance with the terms of the Oasis Permits. No Legal Proceeding is pending or, to the Knowledge of Oasis, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Oasis Permit. The rights and benefits of each Oasis Permit will be available to Oasis and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Oasis and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Oasis, threatened with respect to an alleged material violation by Oasis or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug Regulatory Agency.

(d) Each of Oasis and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Oasis and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Oasis Product Candidates”) (the “Oasis Regulatory Permits”) and no such Oasis Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Oasis has timely maintained and is in compliance in all material respects with the Oasis Regulatory Permits and neither Oasis nor or any of its Subsidiaries has, since January 1, 2017, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Oasis Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Oasis Regulatory Permit. Except for the information and files identified in Section 4.14(d) of the Oasis Disclosure Schedule, Oasis has made available to the Company all information requested by the Company in Oasis’s or its Subsidiaries’ possession or control relating to the Oasis Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Oasis Product

Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Oasis or its Subsidiaries, in which Oasis or its subsidiaries or their respective product candidates, including the Oasis Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 4.14(e) of the Oasis Disclosure Schedule, neither Oasis nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Institutional Review Board or Drug Regulatory Agency requiring or, to the Knowledge of Oasis, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Oasis or any of its Subsidiaries or in which Oasis or any of its Subsidiaries or its current product candidates, including the Oasis Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of Oasis, on behalf of Oasis has been disqualified from participating in studies involving the Oasis Product Candidates, and to the Knowledge of Oasis, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither Oasis nor, to the Knowledge of Oasis, any contract manufacturer with respect to any Oasis Product Candidate is the subject of any pending or, to the Knowledge of Oasis, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Oasis, Oasis and any contract manufacturer with respect to any Oasis Product Candidate has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Oasis, and to the Knowledge of Oasis, any contract manufacturer with respect to any Oasis Product Candidate, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Oasis, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Oasis, and to the Knowledge of the Oasis, any contract manufacturer with respect to any Oasis Product Candidate, or any of its officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Oasis, for the benefit of, Oasis in connection with any Oasis Product Candidate, since January 1, 2017, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) No laboratory or manufacturing site owned by Oasis, and to the Knowledge of Oasis, no manufacturing site of a contract manufacturer or laboratory, with respect to any Oasis Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of Oasis, neither the FDA nor any other Governmental Authority is considering such action.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Oasis Disclosure Schedule, as of the date of this Agreement there is no pending Legal Proceeding and, to the Knowledge of Oasis, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Oasis or any of its Subsidiaries or any Oasis Associate (in his or her capacity as such) or any of the material assets owned or used by Oasis or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Oasis or any of its Subsidiaries, or any of the material assets owned or used by Oasis or any of its Subsidiaries is subject. To the Knowledge of Oasis, no officer or other Key Employee of Oasis or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Oasis or any of its Subsidiaries or to any material assets owned or used by Oasis or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Oasis and its Subsidiaries has timely filed all U.S. federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where Oasis or any of its Subsidiaries does not file Tax Returns that Oasis is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Oasis and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Oasis Audited Balance Sheet, neither Oasis nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Oasis and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable or for Taxes that are being contested in good faith, in each case, for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Oasis or any of its Subsidiaries.

(e) No deficiencies for material Taxes with respect to Oasis or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Oasis or any of its Subsidiaries. Neither Oasis nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(f) Neither Oasis nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts entered into in the Ordinary Course of Business with vendors, customers, lenders and landlords.

(g) Neither Oasis nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Oasis). Oasis does not have any material Liability for the Taxes of any Person (other than Oasis and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.

(h) Neither Oasis nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Oasis nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Section 4.16(j) of the Oasis Disclosure Schedule sets forth the entity classification of Oasis and each of its Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.

(k) Neither Oasis nor any of its Subsidiaries is aware of any facts or has knowingly taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The employment of Oasis’s employees is terminable by Oasis at will. Oasis has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Oasis Associates to the extent currently effective and material.

(b) Oasis is not a party to, bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Oasis, purporting to represent or seeking to represent any employees of Oasis.

(c) Section 4.17(c) of the Oasis Disclosure Schedule lists all material Oasis Employee Plans. True, complete and correct copies of the following documents, with respect to each material Oasis Employee Plan, where applicable, have previously been made available to the Company: (i) all documents embodying or governing such Oasis Employee Plan (or for unwritten Oasis Employee Plans a written description of the material terms of such Oasis Employee Plan) and any funding medium for the Oasis Employee Plan; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any governmental agency.

(d) Each Oasis Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Oasis, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Oasis Employee Plan or the exempt status of any related trust.

(e) Each Oasis Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Oasis, threatened with respect to any Oasis Employee Plan. All payments and/or contributions required to have been timely made with respect to all Oasis Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Oasis Employee Plan and applicable Law.

(f) Neither Oasis nor any of its ERISA Affiliates has maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (whether contingent or otherwise) (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Oasis nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(g) No Oasis Employee Plan provides for medical or any other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Oasis does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(h) No Oasis Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i) No Oasis Options or other equity-based award issued or granted by Oasis are subject to the requirements of Section 409A of the Code. Each Oasis Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Oasis 409A Plan”)

has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. To Oasis’s Knowledge, no payment to be made under any Oasis 409A Plan is or, when made in accordance with the terms of the Oasis 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(j) Oasis is in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker (including, without limitation, employee and independent contractor) classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Oasis: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Oasis, threatened or reasonably anticipated against Oasis relating to any employee, employment agreement or Oasis Employee Plan (other than routine claims for benefits). To the Knowledge of Oasis, there are no pending or threatened or reasonably anticipated claims or actions against Oasis, any Oasis trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Oasis is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.

(k) Oasis has no material liability with respect to any misclassification currently or within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Oasis has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.

(l) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Oasis. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m) Oasis is not, nor has Oasis been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Oasis, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Oasis Associate, including charges of unfair labor practices or discrimination complaints.

(n) There is no contract, agreement, plan or arrangement to which Oasis or any of its Subsidiaries is a party or by which it is bound to gross-up, indemnify, or otherwise reimburse any of its employees for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(o) Except as set forth in Section 4.17(o) of the Oasis Disclosure Schedule, neither Oasis nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) reasonably be expected to (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Oasis or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2017, Oasis has complied with all applicable Environmental Laws, which compliance includes the possession by Oasis of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Oasis Material Adverse Effect. Oasis has not received since January 1, 2017, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Oasis is not in compliance with any Environmental Law, and, to the Knowledge of Oasis, there are no circumstances that may prevent or interfere with Oasis’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Oasis Material Adverse Effect. To the Knowledge of Oasis: (i) no current or prior owner of any property leased or controlled by Oasis has received since January 1, 2017, any written notice or other communication relating to property owned or leased at any time by Oasis, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Oasis is not in compliance with or violated any Environmental Law relating to such property and (ii) Oasis has no material liability under any Environmental Law.

4.19 Insurance. Oasis has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Oasis and Merger Sub. Each of such insurance policies is in full force and effect and Oasis and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, Oasis has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Oasis and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Oasis for which Oasis has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Oasis of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Oasis SEC Documents filed prior to the date of this Agreement, since the date of Oasis’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Oasis pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Oasis Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Oasis as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Oasis Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Oasis.

4.22 Valid Issuance. The Oasis Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Oasis has complied with all applicable Privacy Laws and the applicable terms of any Oasis Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Oasis in connection with the operation of Oasis’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Oasis Material Adverse Effect. To the Knowledge of Oasis, Oasis has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such non-compliance as has not to the Knowledge of the Oasis had, and would not reasonably be expected to have, individually or in the aggregate, an Oasis Material Adverse Effect. To the Knowledge of Oasis, as of the date hereof, no claims have been asserted or threatened against Oasis by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Oasis Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Oasis, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Oasis data in the custody or control of Oasis or any service provider acting on behalf of Oasis, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Oasis Contract.

4.24 Opinion of Financial Advisor. The Oasis Board has received an opinion of JMP Securities LLC to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Oasis. It is agreed and understood that such opinion is for the benefit of the Oasis Board and may not be relied upon by the Company.

4.25 Anti-Bribery. Neither Oasis nor any of its directors, officers, employees or, to the Knowledge of Oasis, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Oasis is not or has not been the subject of any investigation or inquiry by any Governmental Authority with respect to potential violations of Anti-Bribery Laws.

4.26 CFIUS. Oasis does not engage in the design, fabrication, development, testing, production or manufacture of critical technologies and is not a TID US Business within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

4.27 No Other Representations or Warranties. Oasis hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Oasis, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Oasis, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Oasis’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth on Section 5.1(a) of the Oasis Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19 (“COVID-19 Measures”), (v) any action taken or not taken by Oasis or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Oasis or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Oasis shall, and shall cause each of its Subsidiaries (including Merger Sub) to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law (including maintaining compliance in all material respects with the applicable listing and governance rules and regulations of Nasdaq) and the requirements of all Contracts that constitute Oasis Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.1(b) of the Oasis Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by Oasis or any of its Subsidiaries (including Merger Sub) in good faith to respond to the actual or anticipated effect on Oasis or any of its Subsidiaries (including Merger Sub) of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Oasis shall not, nor shall it cause or permit any of its Subsidiaries to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Oasis to its parent) or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Oasis Common Stock from terminated employees, directors or consultants of Oasis in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Oasis or any of its Subsidiaries);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Oasis Common Stock issued upon the valid exercise or settlement of outstanding Oasis Options or Oasis Restricted Stock Units as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money (other than in the Ordinary Course of Business), (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Oasis Employee Plan, (B) cause or permit any Oasis Employee Plan to be amended other than as required by law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Oasis Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire any (x) officer, (y) employee or (z) consultant except as set forth on Section 5.1(b)(vi) of the Oasis Disclosure Schedule;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(x) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Oasis IP Rights (other than in the Ordinary Course of Business);

(xiii) other than in the Ordinary Course of Business, (A) materially change pricing or royalties or other payments set or charged by Oasis or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Oasis or any of its Subsidiaries; or

(xiv) either solely or in collaboration with any third party, directly or indirectly, commence, enter, join, revive, solicit, or otherwise get engaged in, any clinical trial other than the clinical trials existing on or prior to the date of this Agreement and disclosed by Oasis on Section 5.1(b)(xiv) of the Oasis Disclosure Schedule;

(xv) other than as required by Law or GAAP, take any action to change accounting policies or procedure;

(xvi) waive, settle or compromise any pending or threatened Legal Proceeding against Oasis or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof), and (B) that do not impose any material restrictions on the operations or businesses of Oasis or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, Oasis or any of its Subsidiaries;

(xvii) except as otherwise set forth in Oasis’s operating budget delivered to the Company concurrently with the execution of this Agreement (the “Oasis Budget”, as set forth on Section 5.1(b)(xvii) of the Oasis Disclosure Schedule) (and other than incurrence or payment of Oasis Transaction Expenses up to an aggregate of $500,000 in excess of the amount budgeted for the aggregate Oasis Transaction Expenses in the Oasis Budget), make any expenditures, incur any liabilities or discharge or satisfy any liabilities in amounts that exceed the aggregate amount of the Oasis Budget by, in the aggregate, more than $500,000;

(xviii) take any action that results in Oasis owing any payments or amounts as set forth in Section 5.1(b)(xviii) of the Oasis Disclosure Schedule;

(xix) enter into, amend, terminate, or waive any material option or right under, any Oasis Material Contract, other than in the Ordinary Course of Business; or

(xx) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Oasis prior to the Effective Time. Prior to the Effective Time, Oasis shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company or any of its Subsidiaries in good faith to respond to the actual or anticipated effect on the Company or any of its Subsidiaries of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) unless Oasis shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Funding Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) as required to comply with any COVID-19 Measures, (v) any action taken or not taken by the Company or any of its Subsidiaries in good faith to respond to the actual or anticipated effect on the Company or any of its Subsidiaries of COVID-19 or the COVID-19 Measures, including changes in relationships with officers, employees, agents, independent contractors, suppliers, customers and other business partners, or (vi) with the prior written consent of Oasis (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Company or any of its Subsidiaries);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security other than option grants to employees and service providers in the Ordinary Course of Business or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, consultants or employees or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes;

(x) enter into, amend, terminate, or waive any material option or right under, any Company Material Contract, other than in the Ordinary Course of Business;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than in the Ordinary Course of Business);

(xiv) other than in the Ordinary Course of Business, (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

(xv) other than as required by Law or GAAP, take any action to change accounting policies or procedure;

(xvi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof), and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; or

(xvii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Oasis, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Oasis, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and; (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Oasis or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to (i) waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law, or (iii) breach such Party’s confidentiality obligations to a third party; provided, that such Party or its Subsidiary (1) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver,

(2) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (3) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver and (4) in the case of subsection (iii) above, upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections.

5.4 No Solicitation.

(a) Each of Oasis and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Oasis Stockholder Vote in the case of Oasis), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately (i) cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and (ii) request the destruction or return of any nonpublic information provided to such Person as soon as practicable after the date of this Agreement.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Oasis, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Oasis Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Oasis, in cooperation with the Company, shall prepare and file with the SEC a proxy statement relating to the Oasis Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Oasis, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the issuance of the shares of Oasis Common Stock to be issued by virtue of the Merger. Oasis shall use its commercially reasonable efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement and (iv) have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Oasis shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Oasis Common Stock pursuant to the Merger. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement or as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Oasis covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or its Subsidiaries to Oasis for inclusion in the Registration Statement (including the Company Financials) will not, at any Applicable Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (i) Oasis makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein and (ii) the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by Oasis or its Subsidiaries or any of their Representatives for inclusion therein.

(c) Oasis shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Oasis’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Effective Time (i) any Party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then in each such case such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC (and, if related to the Proxy Statement, mailing such amendment or supplement to the Oasis stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. Oasis shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Oasis Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) Without limiting the Company’s obligation in Section 6.1(a), the Company will use commercially reasonable efforts to cause to be delivered to Oasis a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Oasis), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Oasis, and no filing of, or amendment or supplement to, the Proxy Statement will be made by Oasis, in each case, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g) As promptly as reasonably practicable following the date of this Agreement the Company will (i) use commercially reasonable efforts to cause the Company’s financial statements for the fiscal year ended December 31, 2019 to be delivered to Oasis in a manner as is required under applicable Law for the inclusion of such financial statements in the Proxy Statement and the Registration Statement and (ii) furnish to Oasis unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the audited financial statements of the Company for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than five (5) Business Days thereafter, the Company shall solicit for approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Oasis’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Oasis, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Oasis or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Oasis (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Oasis in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Oasis shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Oasis receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least five (5) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice

Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Oasis shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Oasis in good faith (to the extent Oasis desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Oasis with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

6.3 Oasis Stockholder Meeting.

(a) Oasis shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Oasis Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Oasis Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and an amendment to Oasis’s certificate of incorporation in accordance with the terms of this Agreement (collectively, the “Oasis Stockholder Matters” and such meeting, the “Oasis Stockholder Meeting”). The Oasis Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Oasis shall take reasonable measures to ensure that all proxies solicited in connection with the Oasis Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Oasis Stockholder Meeting, or a date preceding the date on which the Oasis Stockholder Meeting is scheduled, Oasis reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Oasis Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Oasis Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Oasis Stockholder Meeting, Oasis may postpone or adjourn, or make one or more successive postponements or adjournments of, the Oasis Stockholder Meeting as long as the date of the Oasis Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments; provided, however, that more than one such postponement or adjournment shall not be permitted without the Company’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(b) Oasis agrees that, subject to Section 6.3(c): (i) the Oasis Board shall recommend that the holders of Oasis Common Stock vote to approve the Oasis Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Oasis Board recommends that Oasis’s stockholders vote to approve the Oasis Stockholder Matters (the recommendation of the Oasis Board being referred to as the “Oasis Board Recommendation”) and (iii) the Oasis Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Oasis Board shall not publicly propose to withhold, amend, withdraw or modify the Oasis Board Recommendation) in a manner adverse to the Company, and no resolution by the Oasis Board or any committee thereof to withdraw or modify the Oasis Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Oasis Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, at any time prior to the approval of Oasis Stockholder Matters by the Required Oasis Stockholder Vote, Oasis receives a bona fide written Superior Offer, the Oasis Board may make an Oasis Board Adverse Recommendation Change if, but only if following the receipt of and on account of such Superior Offer, (i) the Oasis Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Oasis has, and has caused its financial advisors and outside legal counsel to, during the Oasis Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to Oasis a written offer to alter the terms or conditions of this Agreement during the Oasis Notice Period, the Oasis Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Oasis Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Oasis confirming that the Oasis Board has determined to change its recommendation at least five (5) Business Days in advance of the Oasis Board Adverse Recommendation Change (the “Oasis Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Oasis Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Oasis Notice Period, the Company shall be entitled to deliver to Oasis one or more counterproposals to such Acquisition Proposal and Oasis will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Oasis’ stockholders would receive as a result of such potential Superior Offer), Oasis shall be required to provide the Company with notice of such material amendment and the Oasis Notice Period shall be extended, if applicable, to ensure that at least four (4) Business Days remain in the Oasis Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Oasis Board shall not make an Oasis Board Adverse Recommendation Change prior to the end of such Oasis Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Oasis’s obligation to call, give notice of and hold the Oasis Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Oasis Board Recommendation or any other Oasis Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Oasis or the Oasis Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Oasis or the Oasis Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Oasis is unable to take a position with respect to the bidder’s tender offer unless the Oasis Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

6.5 Company Options and Company Warrants.

(a) Subject to Section 6.5(d), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2015 Company Plan and each Extended Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan, whether or not vested, shall, without any action on the part of the holder thereof, be converted into and become an option to purchase Oasis Common Stock, and Oasis shall assume the Company Plans and each such Company Option (with respect to the 2015 Company Plan) and each such Extended Company Option (with respect to the 2014 Company Plan) in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Oasis shall thereupon be converted into rights with respect to Oasis Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Oasis may be exercised solely for shares of Oasis Common Stock, (ii) the number of shares of Oasis Common Stock subject to each Company Option assumed by Oasis shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Oasis Common Stock, (iii) the per share exercise price for the Oasis Common Stock issuable upon exercise of each Company Option assumed by Oasis shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Company Option assumed by Oasis shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Oasis in accordance with this Section 6.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Oasis Common Stock subsequent to the Effective Time and (B) the Oasis Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Oasis after the Effective Time. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Oasis Common Stock shall be made in a manner consistent with Section 409A and 424 of the Code

(b) At the Effective Time, each Non-Extended Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Company Plan, whether or not vested, shall, without any action on the part of the holder thereof, be cancelled without the payment of any consideration.

(c) Oasis shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8, if available for use by Oasis, relating to the shares of Oasis Common Stock issuable with respect to Company Options assumed by Oasis in accordance with Section 6.5(a) to the extent such shares are eligible to be registered on Form S-8.

(d) At the Effective Time, all rights with respect to Company Common Stock under Company Warrants shall be converted into rights with respect to Oasis Common Stock and thereupon assumed by Oasis. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Oasis may be exercised solely for shares of Oasis Common Stock; (ii) the number of shares of Oasis Common Stock subject to each Company Warrant assumed by Oasis shall be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant (on an as-converted basis with respect to shares of Company Preferred Stock), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Oasis Common Stock; (iii) the per share exercise price for the Oasis Common Stock issuable upon exercise of each Company Warrant assumed by Oasis shall be determined by dividing (x) the exercise price per share of Company Common Stock subject to such Company Warrant (or, in the case of Company Warrants exercisable for shares of Company Preferred Stock, the exercise price per share of such series of Company Preferred Stock divided by the number of shares of Company Common Stock into which such share of Company Preferred Stock is then convertible), as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Oasis shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Oasis in accordance with this Section 6.5(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Oasis Common Stock subsequent to the Effective Time; and (B) the Oasis Board or a committee thereof shall succeed to the authority and responsibility, if any, of the Company Board or any committee thereof with respect to each Company Warrant assumed by Oasis.

6.6 Oasis Options. Prior to the Closing, the Oasis Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate, including using commercially reasonable efforts to obtain any necessary consent from the holder of an Oasis Option, to provide the following:

(a) The vesting of each unexpired, unexercised and unvested Oasis Option shall be accelerated in full effective as of immediately prior to the Effective Time;

(b) Each unexpired and unexercised Oasis Option with an exercise price that equals or exceeds the Oasis In-the-Money Price shall be canceled for no consideration; and

(c) Each unexpired and unexercised Oasis Option with an exercise price that is less than the Oasis In-the-Money Price shall continue to remain outstanding after the Effective Time in accordance with its terms.

6.7 Employee Benefits.

(a) Except as set forth in Section 6.7(a) of the Company Disclosure Schedule or as expressly provided herein or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the Effective Time, Oasis shall assume and honor all Company Employee Plans. For all purposes under Oasis Employee Plans providing benefits to any employee who continues to be employed by either of Oasis or the Company immediately following Closing (each a “Continuing Employee”), and subject to applicable Law, each such Continuing Employee shall be credited with his or her years of service with the Company before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plans, as applicable, except (i) to the extent such credit would result in a duplication of benefits, (ii) with respect to benefit accrual under a defined benefit pension plan or retiree welfare benefit plan or (iii) with respect to any Employee Plan for which prior service is not taken into account for current employees of Oasis. In addition, and without limiting the generality of the foregoing, and subject to any applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Oasis Employee Plans, as applicable, which are welfare benefit plans to the extent coverage under such Oasis Employee Plan replaces coverage under a comparable Company Employee Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Oasis Employee Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Oasis shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Employee Plan to be waived for such Continuing Employee and his or her covered dependents, and Oasis shall use its commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Employee Plan ending on the date such Continuing Employee’s participation in the corresponding Oasis Employee Plan begins to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Oasis Employee Plan.

(b) Nothing contained in this Section 6.7 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of the Company to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Oasis or the Company, or (iv) limit the right of Oasis or the Company to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason. Oasis and the Company shall cause Oasis to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(c) of the Oasis Disclosure Schedule, subject to the provisions of such agreements.

6.8 Oasis Restricted Stock Units. Prior to the Closing, the Oasis Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Oasis Restricted Stock Unit shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (ii) for each outstanding and unsettled Oasis Restricted Stock Unit (including any Oasis Restricted Stock Units accelerated under Section 6.8(i) above) the holder thereof shall receive, immediately prior to the Effective Time a number of shares of Oasis Common Stock equal to the number of vested and unsettled shares underlying such Oasis Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Oasis Common Stock in accordance with the preceding sentence shall be satisfied by Oasis withholding from issuance that number of shares of Oasis Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Oasis Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

6.9 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Oasis and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Oasis or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Oasis or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Oasis and the Surviving Corporation, jointly and severally, upon receipt by Oasis or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Oasis, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or Morrison & Foerster LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the certificate of incorporation and bylaws of Oasis with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Oasis that are presently set forth in the certificate of incorporation and bylaws of Oasis shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Oasis, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Oasis shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Oasis.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Oasis shall fulfill and honor in all respects the obligations of Oasis to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Oasis’s Organizational Documents and pursuant to any indemnification agreements between Oasis and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Oasis shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Oasis. In addition, Oasis shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Oasis’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Oasis’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Oasis by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Oasis’s initial public offering of shares of Oasis Common Stock).

(e) From and after the Effective Time, Oasis shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.9 in connection with their enforcement of the rights provided to such persons in this Section 6.9.

(f) The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Oasis and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Oasis or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Oasis or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.9. Oasis shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.9.

6.10 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Oasis’ Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Oasis may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Oasis in compliance with this Section 6.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Oasis Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Oasis only, pursuant to Section 6.3(e).

6.11 Listing. At or prior to the Effective Time, Oasis shall use its commercially reasonable efforts to (a) maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Oasis Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Oasis Reverse Stock Split and to submit a copy of the amendment to Oasis’s certificate of incorporation effecting the Oasis Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Oasis Common

Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with any action contemplated by this Section 6.11. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.

6.12 Tax Matters.

(a) Each of Oasis and the Company shall use commercially reasonable efforts to (i) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not take any actions, or cause its Subsidiaries to take any actions, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Company shall use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 9.10. In connection therewith, (1) Oasis shall use commercially reasonable efforts to deliver to such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 9.10 (the “Oasis Tax Certificate”), dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), (2) the Company shall use commercially reasonable efforts to deliver to such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 9.10, (the “Company Tax Certificate”), dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and (3) each of Oasis and the Company shall cooperate with one another and provide such other information as reasonably requested by counsel for purposes of rendering the opinion described in Section 9.10. The Parties shall not, and shall not permit any of their respective Subsidiaries to, file any U.S. federal, state or local Tax Return or take any position before any taxing authority, in each case, in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal (and applicable state and local) income and other relevant Tax purposes, unless otherwise required by applicable Law.

(b) Each of Oasis and the Company shall use commercially reasonable efforts to file with the ITA an application for the Israeli Tax Ruling. Each of the Company and Oasis shall cause their respective counsels to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. If the final Israeli Tax Ruling is not obtained prior to Closing, the parties shall use commercially reasonable efforts to obtain the Interim Tax Ruling prior to Closing.

6.13 Legends. Oasis shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Oasis Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Oasis for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Oasis Common Stock.

6.14 Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that (a) the Oasis Board and Surviving Company Board shall initially as of the Effective Time be comprised of seven (7) members, with one (1) such member designated by Oasis, five (5) such members designated by the Company and one (1) such member being the Chief Executive Officer as set forth on Schedule 6.14, (b) the Persons listed in Schedule 6.14 under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Oasis and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 6.14 is unable or unwilling to serve as officer or director of Oasis or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 6.14) shall designate a successor. The Person listed in Schedule 6.14 under the heading “Board Designee – Oasis” shall be Oasis’ designee pursuant to clause (a) of this Section 6.14 (which list may be changed by Oasis at any time prior to 15 days prior to the Oasis Stockholder Meeting by written notice to the Company to include a different board designee who is reasonably acceptable to the Company). The Persons listed in Schedule 6.14 under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 6.14 (which list may be changed by the Company at any time prior to 15 days prior to the Oasis Stockholder Meeting by written notice to Oasis to include different board designees who are reasonably acceptable to Oasis).

6.15 Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Surviving Corporation.

6.16 Section 16 Matters. Prior to the Effective Time, Oasis shall take all such steps as may be required to cause any acquisitions of Oasis Common Stock and any options to purchase Oasis Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Oasis, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17 Allocation Certificate.

(a) The Company will prepare and deliver to Oasis at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Oasis setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock, Company Options or Company Warrants, (ii) such holder’s name and address, (iii) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder and (iv) the number of shares of Oasis Common Stock to be issued to such holder, or to underlie any Oasis Option or Oasis Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrant held by such holder as of immediately prior to the Effective Time (the “Company Allocation Certificate”).

(b) Oasis will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of Oasis in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (and giving effect to Section 6.6 and Section 6.8 hereof and the Oasis Reverse Stock Split): (i) each record holder of Oasis Common Stock or Oasis Options, (ii) such record holder’s name and address and (iii) the number of shares of Oasis Common Stock held and/or underlying the Oasis Options as of the Effective Time for such holder (the “Oasis Allocation Certificate”).

6.18 Oasis Reverse Stock Split. Oasis shall submit to Oasis’s stockholders at the Oasis Stockholder Meeting a proposal to approve and adopt an amendment to Oasis’s certificate of incorporation to authorize the Oasis Board to effect a reverse stock split of all outstanding shares of Oasis Common Stock at a reverse stock split ratio in the range mutually agreed to by the Company and Oasis (the “Oasis Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Oasis Reverse Stock Split.

6.19 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Oasis and the Oasis Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

6.20 Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Oasis or any of its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”). Prior to the Closing, Oasis shall reasonably consult with and permit the Company and its Representatives to participate in consideration to the Company’s advice with respect to Transaction Litigation. Oasis shall promptly advise the Company orally and in writing of the initiation of and shall keep the Company reasonably apprised of any material developments in connection with any such Transaction Litigation.

6.21 Oasis SEC Documents. From the date of this Agreement to the Effective Time, Oasis shall timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Oasis or its officers with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Oasis with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.22 FIRPTA Certificate. The Company shall furnish Oasis, at or prior to Closing, with a certificate in the form and substance required under Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in form and substance reasonably acceptable to Oasis.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Oasis Common Stock constituting Merger Consideration shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of any shares of Oasis Common Stock constituting Merger Consideration by any applicable state securities commissioner or court of competent jurisdiction.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Oasis shall have obtained the Required Oasis Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Oasis Common Stock on Nasdaq shall have been obtained and the shares of Oasis Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8. Additional Conditions Precedent to Obligations of Oasis and Merger Sub.

The obligations of Oasis and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Oasis, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations and Company Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Closing Certificate. Oasis shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2, 8.5 and 8.7 have been duly satisfied and (b) that the information set forth in the Company Allocation Certificate delivered by the Company in accordance with Section 6.17(a) is true and accurate in all respects as of the Closing Date.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

8.5 Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

8.7 Funding Transaction. The Funding Transaction shall have been consummated on the terms and conditions set forth in the Funding Agreement.

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Oasis Fundamental Representations and Oasis Capitalization Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The representations and warranties of Oasis and Merger Sub contained in this Agreement (other than the Oasis Fundamental Representations and the Oasis Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Oasis Material Adverse Effect (without giving effect to any references therein to any Oasis Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Oasis Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Oasis and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer of Oasis confirming that (i) the conditions set forth in Sections 9.1, 9.2, and 9.4 have been duly satisfied and (ii) the information set forth in the Oasis Allocation Certificate delivered by Oasis in accordance with Section 6.17(b) is true and accurate in all respects as of the Closing Date; and

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Oasis who are not to continue as officers or directors of Oasis pursuant to Section 6.14 hereof.

9.4 No Oasis Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Oasis Material Adverse Effect.

9.5 Oasis Lock-Up Agreements. The Oasis Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

9.6 Listing. The existing shares of Oasis Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

9.7 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Oasis shall have failed to provide, with respect to any SEC Document filed (or required to be filed) by Oasis with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. § 1350.

9.8 Charter Amendment. Oasis shall have filed the amendment to its certificate of incorporation contemplated by Section 2.4(b), and timely submitted a certified copy of the same to Nasdaq in accordance with Nasdaq’s Marketplace Rules.

9.9 Exchange Agent Agreement. Oasis shall have entered into an exchange agent agreement with the Exchange Agent pertaining to the exchange of shares of Company Capital Stock for shares of Oasis Common Stock as contemplated hereby, including a form of letter of transmittal, in form and substance reasonably satisfactory to the Company.

9.10 Tax Opinion. The Company shall have received an opinion from Morrison & Foerster LLP (or if Morrison & Foerster LLP is unable to issue such an opinion, from another nationally recognized law firm proposed by Oasis that is reasonably acceptable to the Company (“Company’s Replacement Counsel”)), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 9.10, Morrison & Foerster LLP (or Company’s Replacement Counsel) shall have received and may rely upon the Oasis Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Oasis or the Company for purposes of rendering such opinion.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Oasis Stockholder Matters by Oasis’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Oasis and the Company;

(b) by either Oasis or the Company if the Merger shall not have been consummated by January 28, 2021 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Oasis if such Party’s (or, in the case of Oasis, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Oasis shall be entitled to extend the End Date for an additional 60 days;

(c) by either Oasis or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Oasis if the Required Company Stockholder Vote shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Oasis may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Oasis or the Company if (i) the Oasis Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Oasis’s stockholders shall have taken a final vote on the Oasis Stockholder Matters and (ii) the Oasis Stockholder Matters shall not have been approved at the Oasis Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Oasis Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Oasis where the failure to obtain the Required Oasis Stockholder Vote shall have been caused by the action or failure to act of Oasis and such action or failure to act constitutes a material breach by Oasis of this Agreement;

(f) by the Company (at any time prior to the approval of the Oasis Stockholder Matters by the Required Oasis Stockholder Vote) if an Oasis Triggering Event shall have occurred;

(g) by Oasis (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Oasis or Merger Sub or if any representation or warranty of Oasis or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Oasis’s or Merger Sub’s representations and warranties or breach by Oasis or Merger Sub is curable by Oasis or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Oasis or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Oasis or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Oasis or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Oasis or Merger Sub is cured prior to such termination becoming effective);

(i) by Oasis, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Oasis is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Oasis to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Oasis to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Oasis (at any time prior to the approval of the Oasis Stockholder Matters by the Required Oasis Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Oasis Board authorizing Oasis to enter into a Permitted Alternative Agreement; provided, however, that Oasis shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Oasis of Oasis’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Oasis shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (iii) the Oasis Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) Oasis shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(k) by the Company (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Company Board authorizing the Company to enter into a Permitted Alternative Agreement; provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) Oasis shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least five (5) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied in all material respects with its obligations under Section 5.4 and Section 6.2, (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) the Company shall concurrently pay to Oasis the Oasis Termination Fee in accordance with Section 10.3(e).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11 (and the related definitions of the defined terms in such sections) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.11 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated provided, however, that Oasis and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) If (i) this Agreement is terminated by Oasis or the Company pursuant to Section 10.1(b) or Section 10.1(e) or by the Company pursuant to Section 10.1(h), (ii) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal with respect to Oasis shall have been publicly announced, disclosed or otherwise communicated to the Oasis Board and (iii) within twelve (12) months after the date of such termination, Oasis enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Oasis shall pay to the Company, within five (5) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,100,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)), then Oasis shall pay to the Company, within five (5) Business Days of such termination, the Company Termination Fee or (ii) by Oasis pursuant to Section 10.1(j), then Oasis shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(d) If (i) this Agreement is terminated by Oasis or the Company pursuant to Section 10.1(b) or by Oasis pursuant to Section 10.1(d) or Section 10.1(i), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Oasis, within five (5) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $6,100,000 (the “Oasis Termination Fee”).

(e) If this Agreement is terminated (i) by Oasis pursuant to Section 10.1(g) (or, at the time this Agreement is terminated, Oasis had the right to terminate this Agreement pursuant to Section 10.1(g)), then the Company shall pay to Oasis, within five (5) Business Days of such termination, the Oasis Termination Fee or (ii) by the Company pursuant to Section 10.1(k), then the Company shall pay to Oasis, concurrent with such termination, the Oasis Termination Fee.

(f) If this Agreement is terminated by the Company pursuant to Section 10.1(f) or Section 10.1(h), by Oasis pursuant to Section 10.1(j) or by either party pursuant to Section 10.1(e) (other than in circumstances in which the Company Termination Fee is payable by Oasis pursuant to Section 10.3(b)), Oasis shall, in addition to any applicable required payment of the Company Termination Fee, reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within five (5) Business Days following the date on which the Company submits to Oasis true and correct copies of reasonable documentation supporting such expenses.

(g) If this Agreement is terminated by Oasis pursuant to Section 10.1(d) (other than in circumstances in which the Oasis Termination Fee is payable by the Company pursuant to Section 10.3(d)), Section 10.1(g), Section 10.1(i) or by the Company pursuant to Section 10.1(k), the Company shall, in addition to any applicable required payment of the Oasis Termination Fee, reimburse Oasis for all reasonable out-of-pocket fees and expenses incurred by Oasis in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (5) Business Days following the date on which Oasis submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(h) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(i) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Oasis or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Oasis and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Oasis at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Oasis Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Oasis.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Oasis or Merger Sub:

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, Massachusetts 02116

Attention: Chief Executive Officer

Email: cschor@restorbio.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Mitchell S. Bloom, Danielle M. Lauzon, Andrew H. Goodman

Email: mbloom@goodwinlaw.com, dlauzon@goodwinlaw.com, agoodman@goodwinlaw.com if to the Company:

Adicet Bio, Inc.

200 Construction Drive

Menlo Park, California 94025

Attention: Chief Executive Officer

Email: asinghal@adicetbio.com

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92011

Attention: James M. Krenn and John A. de Groot

Email: jkrenn@mofo.com, jdegroot@mofo.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RESTORBIO, INC.

By:	/s/ Chen Schor

Name:	Chen Schor

Title:	Chief Executive Officer

PROJECT OASIS MERGER SUB, INC.

By:	/s/ Chen Schor

Name:	Chen Schor

Title:	President

ADICET BIO, INC.

By:	/s/ Anil Singhal

Name:	Anil Singhal, Ph.D.

Title:	Chief Executive Officer

EXHIBIT A

Form of Oasis Stockholder Support Agreement

RESTORBIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of April ___, 2020, is made by and among resTORbio, Inc., a Delaware corporation (“Oasis”), Adicet Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of Oasis.

WHEREAS, Oasis, Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Oasis Options and/or Oasis Restricted Stock Units to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Oasis and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Oasis or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Oasis, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of (A) adoption and approval of the issuance of the shares of Oasis Common Stock by virtue of the Merger and (B) the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Oasis or any of its Subsidiaries or Affiliates under the Merger Agreement that would reasonably be expected to result in any of the conditions to Oasis’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all of the other Contemplated Transactions; and (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, or (c) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of Oasis that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Oasis Options, settlement of Oasis Restricted Stock Units or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Oasis Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Oasis as payment for the (i) exercise price of such Stockholder’s Oasis Options and (ii) taxes applicable to the exercise of such Stockholder’s Oasis Options, (3) with respect to Stockholder’s Oasis Restricted Stock Units, (i) transfers for the net settlement of Stockholder’s Oasis Restricted Stock Units settled in Shares (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Stockholder’s Oasis Restricted Stock Units, and the sale of a sufficient number of such Shares acquired upon settlement

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of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of such settlement, (4) if Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of Stockholder or to an Affiliated corporation, trust or other Entity under common control with Stockholder, or if Stockholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (6) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(6), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Oasis and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Oasis, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

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(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Oasis or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest

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hereunder until the Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocably proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Acquisition Proposal regarding Oasis, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal regarding Oasis, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal regarding Oasis, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Acquisition Proposal regarding Oasis, or enter into any agreement or agreement in principle requiring Oasis to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (f) initiate a stockholders’ vote or action by consent of the Oasis’s stockholders with respect to an Acquisition Proposal regarding Oasis, (g) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of Oasis that takes any action in support of an Acquisition Proposal regarding Oasis or (h) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b) Each Stockholder will not in its capacity as a stockholder of Oasis bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Oasis Board, constitutes a breach of any fiduciary duty of the Oasis Board or any member thereof.

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9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of Oasis and/or holder of Oasis Options and/or Oasis Restricted Stock Units and not in such Stockholder’s capacity as a director, officer or employee of Oasis or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Oasis in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Oasis or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Oasis or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Oasis or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Oasis may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

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14. Disclosure. Each Stockholder hereby agrees that Oasis and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Oasis or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Oasis and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Oasis or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Oasis, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Oasis to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Oasis, as applicable, with respect to any other stockholder of Oasis who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of Oasis. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Oasis Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of Oasis, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Oasis, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration, (ii) change the Exchange Ratio in a manner adverse to such Stockholder or (iii) extend the End Date past January 28, 2021 (other than any extension provided for in Section 10.1(b) of the Merger Agreement with respect to the Registration Statement), or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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EXECUTED as of the date first above written.

[STOCKHOLDER]

Signature:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

RESTORBIO, INC.

By:
Name:	Chen Schor
Title:	Chief Executive Officer

ADICET BIO, INC.

By:
Name:	Anil Singhal, Ph.D.
Title:	Chief Executive Officer

Signature Page to Support Agreement

EXHIBIT B

Form of Company Stockholder Support Agreement

ADICET BIO, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of April ___, 2020, is made by and among resTORbio, Inc., a Delaware corporation (“Oasis”), Adicet Bio, Inc., a Delaware corporation (the “Company”), and the undersigned holders (each a “Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Oasis, Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger, dated of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, each Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds Company Options and/or Company Warrants to acquire the number of Shares indicated opposite such Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Oasis to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Oasis entering into the Merger Agreement, each Stockholder, Oasis and the Company agree as follows:

1. Agreement to Vote Shares. Each Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders (or any class or series of stockholders, as applicable) of the Company, with respect to the Merger, the Merger Agreement or any Acquisition Proposal, such Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the adoption of the Merger Agreement and approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and the Contemplated Transactions; (ii) against any action or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries or Affiliates under the Merger Agreement that would reasonably be expected to result in any of the conditions to the Company’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; (iii) against any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all of the other Contemplated Transactions; (iv) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held; and (v) where applicable, in favor of an election to convert all of the Company Preferred Stock held by Stockholder into Company Common Stock. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Section 10 thereof or otherwise, or (c) the mutual written agreement of the parties to terminate this Agreement.

3. Additional Purchases. Each Stockholder agrees that any shares of capital stock or other equity securities of the Company that such Stockholder purchases or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Company Options, Company Warrants or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, each Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to such Stockholder’s Company Options which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of such Stockholder’s Company Options and (ii) taxes applicable to the exercise of such Stockholder’s Company Options, (3) if such Stockholder is a partnership or limited liability company, a transfer to one or more partners or members of such Stockholder or to an Affiliated corporation, trust or other Entity under common control with such Stockholder, or if such Stockholder is a trust, a

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transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (4) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof and (5) transfers, sales or other dispositions as Oasis may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur (including a transfer or disposition permitted by Section 4(1) through Section 4(5), sale by a Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Each Stockholder hereby, severally but not jointly, represents and warrants to Oasis and the Company as follows:

(a) If such Stockholder is an Entity: (i) such Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution and delivery of this Agreement, performance of such Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such Stockholder has the legal capacity to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of such Stockholder and, to such Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Oasis, constitutes a valid and binding agreement with respect to such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement or under the Investor Agreements;

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(d) to the knowledge of such Stockholder, the execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder and the compliance by such Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any agreement, instrument, note, bond, mortgage, Contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which such Stockholder is a party or by which such Stockholder is bound, or any Law, statute, rule or regulation to which such Stockholder is subject or, in the event that such Stockholder is a corporation, partnership, trust or other Entity, any bylaw or other Organizational Document of such Stockholder; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or regulatory authority by such Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Oasis or the Company in respect of this Agreement based upon any Contract made by or on behalf of such Stockholder; and

(g) as of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to prevent or delay the performance by such Stockholder of his, her or its obligations under this Agreement in any material respect.

6. Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, each Stockholder does hereby appoint Oasis and any of its designees with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign such Stockholder’s name (solely in its capacity as a stockholder) to any Stockholder consent, if Stockholder is unable to perform or otherwise does not perform his, her or its obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the

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Expiration Date, hereby revokes any proxy previously granted by such Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocably proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Each Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. No Solicitation. From and after the date hereof until the Expiration Date, each Stockholder shall not (a) initiate, solicit, seek or knowingly encourage or support any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, an Acquisition Proposal regarding the Company, (b) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal regarding the Company, (c) furnish to any Person other than the Company any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal regarding the Company, (d) enter into any letter of intent, agreement in principle or other similar type of agreement relating to an Acquisition Proposal regarding the Company, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby, (e) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (f) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to an Acquisition Proposal regarding the Company, (g) except by reason of this Agreement, become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal regarding the Company or (h) propose or agree to do any of the foregoing. In the event that such Stockholder is a corporation, partnership, trust or other Entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director or representative of such Stockholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8. Waiver of Appraisal Rights; No Legal Actions.

(a) Each Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights under applicable Law, including Section 262 of the DGCL, in connection with the Merger.

(b) Each Stockholder will not in its capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

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9. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without the need of posting bond in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

10. Directors and Officers. This Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a stockholder of the Company, and/or holder of Company Options and/or Company Warrants and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of the Company in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Oasis any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and Oasis does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

12. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 12 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

13. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Oasis may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

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14. Disclosure. Each Stockholder hereby agrees that Oasis and the Company may publish and disclose in the Registration Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement or prospectus or in any other filing made by Oasis or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the Merger, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the Contemplated Transactions, without the prior written consent of Oasis and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Oasis or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not effect any actions of any Stockholder the prohibition of which would be prohibited under applicable Law.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (providing confirmation of transmission) to the Company or Oasis, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to each Stockholder at his, her or its address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

16. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

17. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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18. No Waivers. No waivers of any breach of this Agreement extended by the Company or Oasis to such Stockholder shall be construed as a waiver of any rights or remedies of the Company or Oasis, as applicable, with respect to any other stockholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other such stockholder of the Company. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

19. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the state of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the state of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 19, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 15 of this Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or Legal Proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Contemplated Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

22. Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

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23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed on behalf of each party hereto; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Oasis, the Company and such Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement.

26. Definition of Merger Agreement. For purposes of this Agreement, the term “Merger Agreement” may include such agreement as amended or modified as long as such amendments or modifications (a) do not (i) change the form of consideration, (ii) change the Exchange Ratio in a manner adverse to such Stockholder or (iii) extend the End Date past January 28, 2021 (other than any extension provided for in Section 10.1(b) of the Merger Agreement with respect to the Registration Statement), or (b) have been agreed to in writing by such Stockholder.

27. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” and “Schedules” are intended to refer to Sections of this Agreement and Schedules to this Agreement, respectively.

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(e) The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

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EXECUTED as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

Signature Page to Support Agreement

EXECUTED as of the date first above written.

ADICET BIO, INC.

By:
Name:
Title:

RESTORBIO, INC.

By:
Name:
Title:

Signature Page to Support Agreement

EXHIBIT C

Form of Lock-Up Agreement

LOCK-UP AGREEMENT

April __, 2020

resTORbio, Inc.

500 Boylston Street, 13th Floor

Boston, Massachusetts 02116

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that resTORbio, Inc., a Delaware corporation (“Oasis”), has entered into an Agreement and Plan of Merger, dated as of April ___, 2020 (as the same may be amended from time to time, the “Merger Agreement”) with Project Oasis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oasis, and Adicet Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Oasis and, solely prior to the Closing, the Company, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Oasis Common Stock or any securities convertible into or exercisable or exchangeable for Oasis Common Stock (including without limitation, Oasis Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Oasis which may be issued upon exercise of an option to purchase Oasis Common Stock or warrant or settlement of an Oasis Restricted Stock Unit) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Oasis Common Stock or other securities, in cash or otherwise; or

(iii)

make any demand for, or exercise any right with respect to, the registration of any shares of Oasis Common Stock or any security convertible into or exercisable or exchangeable for Oasis Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other Entity, (A) to another corporation, partnership, or other Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Oasis a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Oasis Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase Oasis Common Stock (including a net or cashless exercise of an option to purchase Oasis Common Stock), and any related transfer of shares of Oasis Common Stock to Oasis for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Oasis Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) the disposition (including a forfeiture or repurchase) to Oasis of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d) transfers to Oasis in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Oasis Common Stock settled in Oasis Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Oasis Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

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(e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Oasis Common Stock; provided that such plan does not provide for any transfers of Oasis Common Stock during the Restricted Period;

(f) transfers by the undersigned of shares of Oasis Common Stock purchased by the undersigned on the open market, in a public offering by Oasis, or in the Funding Transaction, in each case following the Closing Date;

(g) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Oasis’ capital stock involving a change of control of Oasis, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h) pursuant to an order of a court or regulatory agency;

and provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Oasis Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Oasis Common Stock settled in Oasis Common Stock that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Oasis prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Oasis. In furtherance of the foregoing, the undersigned agrees that Oasis and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Oasis may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Oasis Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Oasis and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

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Any and all remedies herein expressly conferred upon Oasis or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Oasis or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Oasis and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Oasis and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Oasis or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Oasis or the Company with respect thereto.

In the event that any holder of Oasis’ securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Oasis to sell or otherwise transfer or dispose of shares of Oasis Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Oasis Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Oasis to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Oasis Common Stock in an aggregate amount in excess of 1% of the number of shares of Oasis Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Oasis will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Oasis, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

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Very truly yours,

Print Name of Stockholder:	[ ]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed by RESTORBIO, INC.:

By:
	Name:	Chen Schor
	Title:	Chief Executive Officer

Accepted and Agreed by ADICET BIO, INC.:

By:
	Name:	Anil Singhal, Ph.D.
	Title:	Chief Executive Officer

[Signature Page to Lock-up Agreement]

EXHIBIT D

Form of Funding Agreement

FUNDING AGREEMENT

THIS FUNDING AGREEMENT (this “Agreement”) is made as of April 28, 2020 by and among Adicet Bio, Inc., a Delaware corporation (the “Company”), resTORbio, Inc., a Delaware corporation (“Oasis”), and the investors listed on Schedule A hereto under the heading “Investors”, each of which is herein referred to as an “Investor.”

WHEREAS, (i) immediately following the execution of this Agreement, the Company and Oasis will be executing an Agreement and Plan of Merger (as amended, modified or restated from time to time, the “Merger Agreement”) with a newly created, wholly owned subsidiary of Oasis (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Oasis (the “Merger”) and (ii) as a condition to the Merger and material inducement for the parties to enter into the Merger Agreement, the parties desire to enter into this Agreement pursuant to which the Investors are agreeing, subject to and contingent upon the closing of the Merger (the “Merger Closing”), to deposit certain funds into escrow immediately prior to the Merger Closing to be invested into securities of Oasis or released in accordance with the terms hereof and the Escrow Agreement (as defined below).

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the Company and the Investors hereby agree as follows:

1. Agreement to Fund.

1.1 Funding. Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to fund, or to cause an Affiliated Entity (as defined below) to fund, by wire transfer of immediately available funds into the Escrow Account (as defined below) at the Closing (as defined below) the amount set forth opposite such Investor’s name on Schedule A hereto (the “Funding Amount” for such Investor and the aggregate Funding Amount set forth on Schedule A, the “Total Funding Amount”) (the “Funding”). Any such Affiliated Entity that funds a Funding Amount shall, as a condition to such funding, execute a counterpart signature page hereto and to the Escrow Agreement and shall thereafter be deemed an Investor hereunder. An “Affiliated Entity” of any individual, corporation, partnership, trust, limited liability company, association or other entity (“Person”) shall include any Person who or that, directly or indirectly, controls, is controlled by, or is under common management or control with such Person, including without limitation any general partner, officer, director, trustee, managing member or manager of such Person and any venture capital fund or registered investment company now or hereafter existing that is controlled by or under common control with one or more general partners, managing members or investment advisers of, or that shares the same management company or investment advisor with, such Person.

1.2 Closing. The Funding shall take place immediately prior to Merger Closing or at such other time and place as the Company, Oasis and Investors obligated to fund in the aggregate two-thirds or more of the Total Funding Amount (the “Requisite Pre-Closing Investors”) mutually agree upon (which time and place are designated as the “Closing”).

1.3 Escrow. Following the date of this Agreement and prior to the Closing, each party shall use its best efforts to: (a) select an escrow agent (the “Escrow Agent”) that is mutually acceptable to the Company, Oasis and the Requisite Pre-Closing Investors (with such approval not to be unreasonably withheld, delayed or conditioned) and (b) other than the Company, enter into an escrow agreement on customary terms reflecting the terms of this Agreement (as amended, modified or restated form time to time, the “Escrow Agreement”) that is mutually acceptable to the Company, Oasis and the Requisite Pre-Closing Investors (with such approval not to be unreasonably withheld, delayed or conditioned) to establish an escrow account (the “Escrow Account”) into which the Funding Amounts will be deposited at the Closing.

1.4 Qualified Financing.

(a) In the event that, after the Merger Closing, Oasis sells shares of its common stock (the “Oasis Common Stock”) to one or more new or existing investors for aggregate gross proceeds to Oasis (when taken together with the funds released from the Escrow Account) of at least $30,000,000 (such amount, the “Qualified Financing Threshold”, and such financing, a “Qualified Financing”) within twelve (12) months of the Merger Closing, then all amounts then in the Escrow Account shall be released to Oasis (other than as provided below) to subscribe for shares of Oasis Common Stock in a private placement transaction (the “Concurrent Private Placement”) that shall occur simultaneously (the “Concurrent Private Placement Closing”) with the initial closing of the Qualified Financing and on the same economic conditions (including the price per share paid by other investors in the Qualified Financing (the “Per Share Price”)) and similar other terms and conditions as set forth in the Qualified Financing and consistent with the terms and conditions set forth herein, with the number of shares of Oasis Common Stock (the “Shares”) issued to each Investor as a result of the foregoing being such Investor’s applicable portion of the Escrow Account divided by the Per Share Price rounded down to the nearest whole share and any excess amount for any Investor resulting from fractional shares being released to such Investor; provided, however, that the Qualified Financing Threshold may be waived by Investors that funded in the aggregate two-thirds or more of the Total Funding Amount (the “Requisite Post-Closing Investors”); provided, further, that the Concurrent Private Placement Closing shall be delayed for any HSR Investor (as defined below), and the applicable portion of the Escrow Account for such HSR Investor shall not be released to Oasis, until such time as any applicable waiting periods, approvals, or clearances related to the consummation of the Concurrent Private Financing and/or Qualified Financing for such HSR Investor under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) or any other applicable antitrust or competition law shall have expired, been terminated or been obtained. An “HSR Investor” means any Investor who is required to make a filing under the HSR Act or any other applicable antitrust or competition law in connection with the Concurrent Private Placement and/or the Qualified Financing.

(b) In connection with the release of funds and subscription pursuant to Section 1.4(a), (i) each Investor and Oasis agree to instruct the Escrow Agent to release funds to the applicable party in accordance with the terms of Section 1.4(a) and the Escrow Agreement and (ii) each Investor agrees (A) to execute and deliver to Oasis all applicable transaction documents that are to be executed in the Concurrent Private Placement (which shall have terms and conditions substantially similar to those provided to other investors in the Qualified Financing, other than adjustments if the Qualified Financing is a public offering for the fact that the Concurrent Private Placement is a private placement, and which shall include the registration rights provided for in Section 1.4(c) below), thereby agreeing to be bound by all obligations and receive all rights thereunder.

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(c) If the Qualified Financing is a public offering, Oasis shall grant customary registration rights to the Investors with respect to the shares issued in the Concurrent Private Placement, including, without limitation, customary liquidated damages payable by Oasis in the event of a failure to timely register the Shares or to obtain effectiveness of the registration statement. If the Qualified Financing is a private placement, Oasis shall grant the Investors the same registration rights with respect to the shares issued as to other investors in such private placement.

1.5 Release of Funds. To the extent occurring prior to the consummation of a Qualified Financing, all funds in the Escrow Account shall be released to the Investors, in proportion to their respective Funding Amounts contributed to the Escrow Account, upon the earliest to occur of (each a “Release Event”): (a) the twelve (12) month anniversary of the Merger Closing, (b) an Oasis Change of Control (as defined below), (c) a suspension of trading in, or delisting of, Oasis’s Common Stock on The Nasdaq Stock Market or (d) Oasis filing any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors. An “Oasis Change of Control” means any transaction or series of related transactions involving: (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which Oasis is a constituent entity, (B) in which a Person or “group” (as defined in the Exchange Act (as defined below) and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Oasis or (C) in which Oasis issues securities representing more than 50% of the outstanding securities of any class of voting securities of Oasis; or (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 50% or more of the consolidated book value or the fair market value of the assets of Oasis and its subsidiaries, taken as a whole.

2. Representations and Warranties of the Parties. Each party hereby represents and warrants to the other parties that, as of the date of this Agreement:

2.1 Organization, Good Standing. Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to enter into and perform this Agreement and to carry out the transactions required to be performed by it pursuant to this Agreement.

2.2 Authorization. All action on the part of such party, its officers, directors, managers, partners and equityholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of such party hereunder occurring at or prior to the Closing has been taken or will be taken prior to the Closing. This Agreement constitutes a valid and legally binding obligation of such party, enforceable against such party in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

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2.3 Consents. Neither the execution and delivery of this Agreement, nor the performance of all obligations of such party hereunder occurring at or prior to the Closing, violates any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which such party is subject, or conflicts with, violates or constitutes a default (or gives rise to any right of termination, cancellation or acceleration) under any agreement or other instrument or understanding to which such party is a party or is otherwise bound (other than has been waived thereunder). No authorization, consent, approval or other order of, or declaration or notice to or filing with, any governmental agency or body or other entity, organization or individual is required for the valid authorization, execution, delivery and performance of all obligations of such party hereunder occurring at or prior to the Closing, except for such filing(s) pursuant to applicable securities laws as may be necessary, which filings will be timely effected.

3. Additional Representations and Warranties of Oasis. Oasis hereby further represents and warrants to the Company and each Investor that, as of the date of this Agreement:

3.1 SEC Filings. Oasis has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), since January 1, 2018 (the “Oasis SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Oasis SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Oasis SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Oasis SEC Documents are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.1, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

3.2 Financial Statements. The financial statements (including any related notes) contained or incorporated by reference in the Oasis SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent

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basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Oasis as of the respective dates thereof and the results of operations and cash flows of Oasis for the periods covered thereby. Other than as expressly disclosed in the Oasis SEC Documents filed prior to the date hereof, there has been no material change in Oasis’s accounting methods or principles that would be required to be disclosed in Oasis’s financial statements in accordance with GAAP. The books of account and other financial records of Oasis and each of its Subsidiaries are true and complete in all material respects.

4. Additional Investment Representations and Warranties of the Investors. Each Investor, severally but not jointly, hereby further represents and warrants to the Company and Oasis that, as of the date of this Agreement:

4.1 Purchase Entirely for Own Account. The Funding Amount is being invested, and any Shares are being acquired, for investment for such Investor’s own account not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same and such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the foregoing.

4.2 Disclosure of Information. Such Investor has received a copy of the Merger Agreement and has had an opportunity to ask questions and receive answers from the Company and Oasis regarding the terms and conditions of this Agreement and the transactions contemplated hereby, the terms and conditions of the Merger and Merger Agreement and the transactions contemplated thereby, and the business, properties, prospects and financial condition of the Company and Oasis. With respect to any projections of its future operations provided to the Investors by the Company or Oasis (including, without limitation, any projections regarding the operations of the combined companies following the Merger), such Investor acknowledges that neither the Company nor Oasis makes any representations or warranties.

4.3 Investment Experience. Such Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of the transactions contemplated by this Agreement and any investment in the Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, including any investment in the Shares. Such Investor acknowledges that this Agreement and any acquisition of Shares involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to undertake the transactions contemplated by this Agreement and hold any Shares for an indefinite period of time and to suffer a complete loss of its investment.

4.4 Accredited Investor. Such Investor (other than any Investor indicated on Schedule A as a “Regulation S Investor”) is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect; solely with respect to any Investor indicated on Schedule A as a “Regulation S Investor”, such Investor certifies that such Investor (a) is not a “U.S. person” within the meaning of SEC Rule 902 of Regulation S, as presently in effect, and that such Investor is not acquiring the Shares for the account or benefit of any such U.S. person, (b) agrees to resell the Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to such Shares unless in compliance with the Securities Act, (c) agrees that Oasis is hereby required to refuse to register any transfer of any Shares issued to such Investor not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration and (d) agrees that any certificates or book entries for any Shares issued to such Investor shall contain the following legend:

THE TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S AS PROMULGATED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), PURSUANT TO REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION, AND HEDGING TRANSACTIONS INVOLVING THESE SECURITIES (INCLUDING ANY SWAP OR ANY OTHER AGREEMENT OR ANY TRANSACTION THAT TRANSFERS, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, THE ECONOMIC CONSEQUENCE OF OWNERSHIP OF THESE SECURITIES, WHETHER ANY SUCH SWAP, AGREEMENT OR TRANSACTION IS TO BE SETTLED BY DELIVERY OF ALL OR ANY PORTION OF THESE SECURITIES OR ANY OTHER SECURITIES, IN CASH OR OTHERWISE), MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

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4.5 Restricted Securities. Such Investor understands that the Shares that may be issued to such Investor in the Concurrent Private Placement will be characterized as “restricted securities” under the federal securities laws inasmuch as they will be acquired from Oasis in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Such Investor understands that the Shares, when issued, will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered, and thus the Investor will not be able to resell or otherwise transfer his, her or its Shares unless they are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. Such Investor has no immediate need for liquidity in connection with this investment, does not anticipate that the Investor will be required to sell his, her or its Shares, once acquired, in the foreseeable future.

4.6 Reliance by Company and Oasis. Such Investor understands that the representations, warranties, covenants and acknowledgements set forth in this Section 4 constitute a material inducement to the Company and Oasis entering into this Agreement.

4.7 Foreign Investors. If such Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction applicable to such Investor in connection with any invitation to fund its Funding Amount, acquire the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the Funding and purchase of the Shares, (ii) any foreign exchange restrictions applicable to such Funding or purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the Funding, the Escrow Account or the purchase, holding, redemption, sale, or transfer of the Shares. Such Investor’s funding of its Funding Amount or subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of such Investor’s jurisdiction applicable to such Investor.

4.8 Residence. If such Investor is an individual, then such Investor resides in the state or province identified in the address of such Investor set forth on the signature pages hereto; if such Investor is a partnership, corporation, limited liability company or other entity, then the office or offices of such Investor in which its principal place of business is identified in the address or addresses of such Investor set forth on the signature pages hereto.

4.9 No Reliance on Others. Such Investor acknowledges that (a) such Investor has negotiated this Agreement on an arm’s-length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this Agreement and its subject matter, (b) the purchase price payable for the Shares will represent a negotiated price that Investor will have no control over, may be a higher price than the then current fair market value of a share of Oasis Common Stock and may not reflect the fair market value of the Shares at the time of issuance and such Investor may have no control over the terms of any Qualified Financing or Concurrent Private Placement, (c) such Investor has independently and without reliance upon any other Investor, the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives, and based on such

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information and the advice of such advisors as such Investor has deemed appropriate, made its own analysis and decision to enter into this Agreement, (d) none of any other Investor, the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives: (i) is acting as a fiduciary or financial or investment adviser to such party, and none of such parties has given such party any investment advice, opinion or other information on whether the transactions contemplated by this Agreement are prudent, (ii) has made (and such party is not relying on) any representation or warranty, express or implied, in connection with this Agreement or the transactions contemplated hereby other than those set forth in this Agreement and (iii) has at any time had any duty to such party to disclose any information relating to the Company, Oasis, their respective businesses, or financial condition or relating to any other matters in connection with the transactions contemplated by this Agreement and (e) such Investor has consulted with such party’s own advisors with respect to the federal, state, local and foreign tax consequences arising from the transactions contemplated by this Agreement or any future subscription, ownership, transfer or sale of the Shares to the extent such Investor has determined it necessary to protect such Investor’s own interest in connection with the transactions contemplated by this Agreement in view of such Investor’s prior financial experience and present financial condition and expressly acknowledges and agrees that none of the Company, Oasis or any of their respective owners, employees, officers, directors, affiliates, agents or other representatives, makes any representation to such party with respect to the tax treatment of the transactions contemplated by this Agreement or any future subscription, ownership, transfer or sale of the Shares. Such Investor shall be solely responsible for the payment of any and all income, transfer and other taxes, filing and recording fees and similar charges incurred by such party relating to the transactions contemplated herein.

5. Conditions to the Parties’ Obligations at the Closing. The obligations of each party under Section 1.1 of this Agreement with respect to the Closing are subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

5.1 Permits, Qualifications and Consents. All permits, authorizations, approvals, consents or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the Funding pursuant to this Agreement shall be duly obtained and effective as of the Closing.

5.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other governmental authority of competent jurisdiction and remain in effect and there shall not be any law, rule or regulation which has the effect of making the consummation of the transactions contemplated by this Agreement illegal.

5.3 Merger Closing. Each of the conditions to the consummation of the Merger set forth in the Merger Agreement (other than the condition regarding the financing contemplated by this Agreement and any other condition to be satisfied at the closing of the Merger) shall have been satisfied or waived, and the parties to the Merger Agreement have each confirmed they are ready and willing to consummate the Merger immediately after the closing of the Funding contemplated by this Agreement on the terms and conditions set forth in the Merger Agreement.

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5.4 Escrow Agreement. The Escrow Agreement shall have been duly executed and delivery by Oasis and each Investor that funds its Funding Amount (provided, that the failure of a party to sign the Escrow Agreement shall not result in a failure of this condition with respect to that party) and shall remain in full force and effect.

5.5 Payment of Funding Amount. Solely with respect to the Company and Oasis, the Investors shall have delivered the Total Funding Amount.

6. Termination.

6.1 Termination Events. This Agreement and the transactions contemplated hereby (1) shall automatically terminate without any further action by any party upon (i) the termination of the Merger Agreement for any reason prior to the Closing or (ii) the occurrence of a Release Event, and (2) may be terminated:

(a) at any time (i) prior to the Closing, by mutual written agreement of the Company, Oasis and the Requisite Pre-Closing Investors or (ii) after the Closing, by mutual written agreement of Oasis and the Requisite Post-Closing Investors; or

(b) (i) at any time prior to the Closing, by any of the Company, Oasis or the Requisite Pre-Closing Investors by written notice to: (A) in the case of termination by the Company, the Investors and Oasis, (B) in the case of termination by Oasis, the Investors and the Company, and (C) in the case of termination by the Requisite Pre-Closing Investors, the Company, Oasis and the other Investors not providing such notice and (ii) at any time after the Closing, by any of Oasis or the Requisite Post-Closing Investors by written notice to: (A) in the case of termination by Oasis, the Investors and (B) in the case of termination by the Requisite Post-Closing Investors, Oasis and the other Investors not providing such notice, but in each case only if any governmental authority having jurisdiction over the Company, Oasis or the Investors shall have issued or entered any final, non-appealable decree, judgment, injunction, order or ruling permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose breach of any provision of this Agreement or the Merger Agreement (as applicable) has been the primary cause of, or primarily resulted in, such injunction, judgment, order, decree or ruling.

6.2 Effects of Termination. In the event of termination of this Agreement as provided in Section 6.1: (a) this Agreement shall terminate in its entirety and be of no further force and effect; provided, however, that the provisions of this Section 6.2 and Section 7 shall remain in full force and effect and survive any termination of this Agreement and (b) there shall be no liability or obligation of any nature whatsoever on the part of any party hereunder; provided, however, that each party shall remain liable for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

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7. Miscellaneous.

7.1 Non-Survival. The representations and warranties of the Company, Oasis and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and shall terminate at the Closing, and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Investors or the Company.

7.2 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign this Agreement or assign, transfer or delegate any of its respective rights or obligations under this Agreement without the prior written consent of: (a) in the case of an assignment, transfer or delegation by the Company, Oasis and (i) if prior to the Closing, the Requisite Pre-Closing Investors and (ii) if after the Closing, the Requisite Post-Closing Investors, (b) in the case of an assignment, transfer or delegation by Oasis, the Company and (i) if prior to the Closing, the Requisite Pre-Closing Investors and (ii) if after the Closing, the Requisite Post-Closing Investors, and (c) in the case of an assignment, transfer or delegation by any Investor, Oasis and, if prior to the Closing, the Company; provided, however, that for purposes of clarity, each Investor shall be entitled to have an Affiliated Entity fund its Funding Amount as provided for in Section 1.

7.3 Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties.

7.4 Specific Performance. Each party hereto agrees that its obligations hereunder are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

7.5 Dispute Resolution. The parties hereby irrevocably and unconditionally (a) submit to the jurisdiction of the federal and state courts located within the geographical boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographical boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

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7.6 Remedies. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.7 Waiver of Right to Jury Trial. EACH OF INVESTORS AND THE COMPANY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

7.8 Acknowledgment; Waiver of Conflicts. Each Investor acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement. Each Investor understands that (i) the Company has been represented in the preparation, negotiation and execution of this Agreement by Morrison & Foerster LLP, counsel to the Company and (ii) Oasis has been represented in the preparation, negotiation and execution of this Agreement by Goodwin Procter LLP, counsel to the Oasis, and that (1) Morrison & Foerster LLP has not represented Oasis, any Investor or any stockholder, director or employee of the Company, Oasis or any Investor in the preparation, negotiation and execution of this Agreement and (2) Goodwin Procter LLP has not represented the Company, any Investor or any stockholder, director or employee of the Company, Oasis or any Investor in the preparation, negotiation and execution of this Agreement. Each Investor acknowledges that each of Morrison & Foerster LLP and Goodwin Procter LLP has or may have in the past represented and is now or may in the future represent one or more Investors or their affiliates in matters unrelated to the transactions contemplated by this Agreement, including the representation of such Investors or their affiliates in matters of a nature similar to those contemplated by this Agreement. The Company, Oasis and each Investor hereby acknowledges that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and hereby waives any conflict arising out of such representation with respect to the matters contemplated by this Agreement.

7.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or e-mail transmission of images in Adobe PDF or similar format shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

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7.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.11 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile to the number set forth below if sent between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day, or on the next business day if sent by facsimile to the number set forth below if sent other than between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day, or when sent by electronic mail to the address set forth below if sent between 8:00 am and 5:00 pm recipient’s local time on a business day, or on the next business day if sent by electronic mail other than between 8:00 am and 5:00 pm recipient’s local time; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party at the address set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. Each person making a communication hereunder by facsimile or electronic mail shall promptly attempt to confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile or electronic mail pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7.11 by giving the other party written notice of the new address in the manner set forth above.

7.12 Expenses. Irrespective of whether the Closing is effected, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.13 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, Oasis and (a) for an amendment, termination or waiver effected prior to the Closing, the Requisite Pre-Closing Investors or (b) for an amendment, termination or waiver effected following the Closing, the Requisite Post-Closing Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party hereto.

7.14 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

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7.15 Further Assurances. Each Investor, Oasis and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

7.16 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

7.17 Funding Backstop. To the extent any Investor (directly or through an Affiliated Entity) fails to fund its Funding Amount at the Closing (such amount, a “Funding Deficiency”), or provides notice of its intent to do so (each such investor, a “Defaulting Investor”), Oasis shall promptly (and in any event within two (2) days) deliver a written notice (the “Funding Notice”) to each other Investor which has not so failed to fund or provided notice of its intent to do so (each a “Funding Investor”) of the foregoing, specifying the identity of the Defaulting Investor(s) and the aggregate Funding Deficiency. Each Funding Investor shall, subject to the provisions of this Section 7.17, have an additional option to fund (directly or through an Affiliated Entity) all or any part of any Funding Deficiency. To exercise such option, a Funding Investor must deliver written notice notifying the Company and Oasis that such Investor (directly or through an Affiliated Entity) intends to exercise its option to fund all or any portion of the Funding Deficiency within five (5) business days after the date of the Funding Notice. In the event there are two (2) or more such Funding Investors that choose to exercise such option for a total amount greater than the Deficiency Amount, such amounts shall be allocated to each such Funding Investor pro rata based on the additional amounts such Funding Investors have elected to fund (directly or through an Affiliated Entity) pursuant to this Section 7.17. For purposes of clarity, the funding of any Funding Deficiency by other Investors (directly or through an Affiliated Entity) pursuant to this Section 7.17 shall not relieve any Defaulting Investor of any liability to the other parties hereunder for its breach of this Agreement or otherwise.

7.18 Additional Investors; Unallocated Portion; Reallocation. As of the date of this Agreement, a portion of the Total Funding Amount is unallocated among the Investors as indicated on Schedule A (the “Unallocated Portion”). Notwithstanding anything to the contrary contained herein (including Section 7.13), the Company may, without any consent or action required from any other party hereto, and in its sole discretion, do either or both of the following with respect to the Unallocated Portion prior to Closing: (a) permit one or more additional existing stockholders of the Company or any Affiliated Entity of the foregoing to each become a party to this Agreement as an Investor hereunder, with any such party’s Funding Amount consisting of all or any portion of the then remaining Unallocated Portion as agreed upon with the Company, by having such party execute and deliver a counterpart signature page to this Agreement (a “New Investor”), or (b) increase the Funding Amount of any Investor by all or any portion of the then remaining Unallocated Portion if such Investor so agrees to increase such

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Investor’s Funding Amount (an “Increased Allocation”). Neither the Company nor Oasis shall have any obligation to offer the Unallocated Portion to any Investor or to offer any Unallocated Portion pro rata among Investors. Any New Investor that executes and delivers a counterpart signature page to this Agreement shall be deemed an “Investor” for all purposes hereunder. Notwithstanding anything to the contrary contained herein (including Section 7.13), Schedule A hereto may be amended by the Company after the date of this Agreement and prior to the Closing without the consent or approval of any other party to add or adjust information regarding any New Investor or Increased Allocation in accordance with this Section 7.18. The Company shall provide prompt written notice of any adjustment to Schedule A pursuant to this Section 7.18 to Oasis.

7.19 Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor hereunder. The decision of each Investor to fund its Funding Amount pursuant hereto has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of Oasis which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor and none of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.

*    *    *

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

ADICET BIO, INC.

By:
Name:	Anil Singhal
Title:	President and Chief Executive Officer

Address:

Facsimile:
Email:

OASIS:

RESTORBIO, INC.

By:

Name:	Chen Schor
Title:	Chief Executive Officer

Address:

Facsimile:
Email:

INVESTOR:

[_____________________________]

By:
Name:
Title:

Address:

Facsimile:
Email:

EXHIBIT E

Form of CVR Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [________], 2020 (the “Effective Date”), is entered into by and between resTORbio, Inc., a Delaware corporation (“Parent”), [HOLDER REP], as representative of the Holders (the “Holders’ Representative”), and [RIGHTS AGENT], as Rights Agent (as defined below). Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

1. DEFINITIONS.

Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement (as defined below). As used in this Agreement, the following terms will have the following meanings:

1.1 “Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs, as reflected on the CVR Register.

1.2 “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting shares of the Person or actual control over the business and affairs of such Person.

1.3 “Budget” shall mean the budget attached hereto as Exhibit A.

1.4 “Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the Effective Date and shall end on the first [September 30]1 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

1.5 “Clinical Trial” means a clinical study conducted on certain numbers of human subjects (depending on the phase of the trial) that is designed to (a) establish that a pharmaceutical product is reasonably safe and tolerable for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed, or (c) support Marketing Approval of such pharmaceutical product or label expansion of such pharmaceutical product.

[1]	Assumes the closing occurs prior to September 30, 2020.

1.6 “Clinical Trial Cap” means US[***] less any fully burdened costs accrued or incurred by Parent or its Affiliates in connection with the CVR Clinical Trial(s), in accordance with the Budget, between the date of the Merger Agreement Date and the Closing Date.

1.7 “Commercialize” means to market, promote, distribute, import, export, offer to sell and/or sell the CVR Product, and “Commercialization” means commercialization activities related to the CVR Product, including activities relating to marketing, promoting, distributing, importing, exporting, offering for sale and/or selling the CVR Product.

1.8 “Commercially Reasonable Efforts” means the level of efforts consistent with the efforts that a Third Party of similar size and with similar resources as Parent, in the biopharmaceutical industry, typically devotes to a similar product of similar market potential, at a similar stage in its development or product life, taking into account development, commercial, legal and regulatory factors, such as efficacy, safety, patent and regulatory exclusivity, product profile, cost and availability of supply, the time and cost required to complete development, the competitiveness of the marketplace (including the proprietary position and anticipated market share of the product), the patent position with respect to such product (including the ability to obtain or enforce, or have obtained or enforced, such patent rights), the third-party patent landscape relevant to the product, the regulatory structure involved, the likelihood of obtaining Marketing Approval, the anticipated or actual profitability of the applicable product (but without taking into account the amount of any potential CVR Payments), anticipated or approved labeling, present and future market potential, competitive products and market conditions, pricing and reimbursement considerations, costs for development and costs for obtaining, prosecuting, maintaining and licensing relevant intellectual property rights, and other technical, commercial, legal, scientific, regulatory, and medical considerations, all based on conditions then prevailing. Notwithstanding anything to the contrary in this Agreement, (a) a Party makes no guarantee, and Commercially Reasonable Efforts does not mean, that such Party will actually accomplish the applicable task or objective or complete any particular phases of development or commercialization within any particular time horizons, (b) the use of Commercially Reasonable Efforts may, under certain circumstances, be consistent with the termination of the development, manufacture and/or Commercialization of the CVR Product, and (c) in no event shall the use of Commercially Reasonable Efforts require Parent to take or omit to take any action (including, without limitation, entering into any CVR Commercial Agreement) the approval of which would violate any fiduciary duties of Parent’s board of directors, as determined by Parent’s board of directors, acting reasonably and in good faith.

1.9 “CVR(s)” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

1.10 “CVR Clinical Trial(s)” means the Planned Clinical Trial and the Proposed Clinical Trial.

1.11 “CVR Commercial Agreement” means a transaction or series of transactions between Parent or its Affiliates and any Partner that meets all of the following requirements:

(a) is memorialized in one or more binding, valid, and enforceable written agreements, the final form(s) of which (i) meets the requirements set forth in this Section 1.11 and are otherwise reasonably acceptable to Parent, and (ii) has been expressly approved by Parent’s board of directors, in its reasonable discretion;

(b) is entered into on or before September 30, 2021;

(c) in which Parent or its Affiliate agrees to grant, sell, license or otherwise convey to Partner and/or its Affiliates the exclusive or co-exclusive rights to Commercialize the CVR Product in one or more fields of use in one or more countries or regions in the world;

(d) in which no proprietary technology, products or intangible tangible assets of Parent or its Affiliates (other than such proprietary technology, products or intangible tangible assets of Parent or its Affiliates regarding the CVR Product existing as of the Merger Agreement Date or generated pursuant to the Planned Protocol or the Proposed Protocol), including any rights associated therewith, are granted, sold, or otherwise conveyed by Parent or its Affiliates to Partner pursuant to the transaction;

(e) in which Partner or its Affiliate, collectively, is expressly obligated to reimburse Parent’s out-of-pocket and accrued costs and expenses incurred prior to the date of such transaction in connection with filing, prosecuting, and maintaining any patent rights relating to the CVR Product in the Partner Territory and in the Partner Field, to the extent such costs and expenses are not subject to reimbursement by any other Third Party;

(f) in which, from and after the date of such transaction, Partner or its Affiliate, collectively, shall be responsible for (i) preparing, filing, and prosecuting applications to obtain Marketing Approval for the CVR Product in the Partner Territory and directly paying all future costs and expenses incurred in connection therewith together with all accrued expenses of Parent and its Affiliates to facilitate the foregoing, and (ii) prosecuting and maintaining any patent rights relating to the CVR Product, in the Partner Territory and in the Partner Field (other than such patent rights as Partner or Parent may elect to abandon), on its own account or for the benefit of Parent or its Affiliate, and directly paying all future costs and expenses incurred in connection therewith together with all accrued expenses of Parent and its Affiliates to facilitate the foregoing;

(g) in which the payments received prior to the due date of the applicable Third-Party Payments by Parent from Partner or its Affiliate, collectively, for each CVR Payment Period shall not be less than the aggregate amounts of all Third-Party Payments owing for the same period;

(h) in which, from and after the effective date of such transaction, Partner or its Affiliate, collectively, shall be responsible for the development, manufacture, Marketing Approval, and Commercialization of the CVR Product in the relevant Partner Territory and directly paying all costs and expenses incurred in connection therewith; and

(i) in which the terms (i) provide that Parent and its Affiliates shall have no liability whatsoever regarding or in connection with the CVR Product or its the manufacture or use, (ii) make no representation and warranties on behalf of Parent and its Affiliates regarding or in connection with the CVR Product or its the manufacture or use, (iii) release Parent and its Affiliates from for all losses, liabilities, expenses, and damages incurred in connection with the CVR Product or its the manufacture or use, and (iv) require Partner to indemnify, defend, and hold harmless Parent and its Affiliates from any Third Party claims regarding or in connection with any of the foregoing.

1.12 “CVR Payment” means any payment under Section 2.4(a).

1.13 “CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of the CVR Commercial Agreement.

1.14 “CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Parent, signed on behalf of Parent setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

1.15 “CVR Product” means solely [***].

1.16 “CVR Register” means the register described in Section 2.3(b).

1.17 “CVR Term” means the period beginning on the Closing and ending upon (i) if a CVR Commercial Agreement is entered into prior to any expiration or termination of this Agreement, the latest date upon which Parent or any of its Affiliates is eligible to receive Gross Consideration under such CVR Agreement, or (ii) if a CVR Commercial Agreement is not entered into prior to any termination of this Agreement by Partner, the effective date of termination and/or expiration of this Agreement.

1.18 “DTC” means The Depository Trust Company or any successor thereto.

1.19 “Finder” means JMP Securities LLC or another Person that is a nationally recognized investment banking firm identified by the Company.

1.20 “Finder Agreement” means the mutually acceptable agreement between Parent and Finder, as may be amended from time to time, that meets all of the following requirements:

(a) is a binding, valid, and enforceable written agreement, the final form of which meets the requirements set forth in this Section 1.20, is otherwise reasonably acceptable to Company and Finder, and is entered into prior to the Closing Date;

(b) pursuant to which, through September 30, 2021, and at Finder’s sole cost and expense, Finder shall seek to identify, negotiate, and complete a CVR Commercial Agreement with any Partner for the Commercialization of the CVR Product by such Partner in one or more countries or regions in the world;

(c) in which the sole compensation to Finder for and in connection with the services set forth in Section 1.20(b) will be success-based fee(s) (including success-based reimbursements of out-of-pocket expenses) due and payable upon the full and complete execution of the CVR Commercial Agreement and the receipt of cash consideration from the Partner;

(d) in which the terms provide that Parent will have the right to immediately terminate the agreement for convenience and without liability or further obligation in the event the CVR Commercial Agreement is not mutually agreed, duly executed, and delivered on or before September 30, 2021; and

(e) in which the terms (i) provide that Parent and its Affiliates shall have no liability whatsoever regarding or in connection with CVR Product or its the manufacture or use, (ii) make no representation and warranties on behalf of Parent and its Affiliates regarding or in connection with the CVR Product or its the manufacture or use, (iii) release Parent and its Affiliates from for all losses, liabilities, expenses, and damages incurred in connection with the CVR Product or its the manufacture or use, and (iv) require Finder to indemnify, defend, and hold harmless Parent and its Affiliates from any third party claims regarding or in connection with any of the foregoing.

1.21 “FTE” means the equivalent of one full-time employee or consultant of Parent or its Affiliate conducting the efforts described in Section 4.3(a) on behalf of Parent under this Agreement. In no event shall any one individual be counted as more than one (1) FTE.

1.22 “Gross Consideration” means the sum of all cash consideration actually received by Parent or its Affiliates during the CVR Term in consideration for the grant of rights to Commercialize the CVR Product under the CVR Commercial Agreement or any sublicense granted under such rights.

1.23 “Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

1.24 “Holders’ Representative” means the Holders’ Representative named in the first paragraph of this Agreement or any direct or indirect successor Holders’ Representative designated in accordance with Section 5.3.

1.25 “IND” means an investigational new drug application filed with the FDA for approval to commence Clinical Trials in the United States.

1.26 “Marketing Approval” means, with respect to a pharmaceutical product, the registrations, authorizations and approvals of the applicable Regulatory Authority or other Governmental Authority in a particular country or region in the world that are necessary to market and sell or otherwise Commercialize such pharmaceutical product in such country or region.

1.27 “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of April 28, 2020 (the “Merger Agreement Date”), as amended or restated from time to time, by and among Parent, Project Oasis Merger Sub, Inc., and Adicet Bio, Inc. (the “Company”).

1.28 “Net Proceeds” means, for any CVR Payment Period, Gross Consideration minus Permitted Deductions, all as calculated in accordance with Parent’s accounting practices and annual audited financial statements. For clarity, to the extent Permitted Deductions exceed Gross Consideration for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Consideration in subsequent CVR Payment Periods.

1.29 “Partner” means any Third Party that enters into a transaction with Parent or its Affiliates for the Commercialization of the CVR Product as described in Section 4.3(a).

1.30 “Partner Field” means the field(s) of use in which a Partner is authorized to Commercialize the CVR Product pursuant to a CVR Agreement.

1.31 “Partner Territory” means the country(ies) and/or region(s) of the world in which a Partner is authorized to Commercialize the CVR Product pursuant to a CVR Agreement.

1.32 “Party” means Parent, the Rights Agent or the Holders’ Representative.

1.33 “Payment Amount” means, with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

1.34 “Permitted Deductions” means the sum of:

(a) applicable excise taxes, use taxes, tariffs, sales taxes and customs duties, and/or other government charges imposed on the Gross Consideration owed for the applicable CVR Payment Period;

(b) any offsets, credits, deductions, refunds, and chargebacks actually granted, allowed or incurred in connection with the CVR Product during the applicable CVR Payment Period;

(c) any applicable Third-Party Payments;

(d) any reasonable and documented out of pocket costs and expenses incurred for any ongoing efforts described in Section 4.3(a);

(e) any reasonable and documented out-of-pocket costs incurred or accrued by Parent and its Affiliates in connection with the negotiation, entry into and closing of such CVR Commercial Agreement, including any accountant or attorney’s fees;

(f) any aggregate losses, liabilities, damages, and expenses owing by Parent or its Affiliates arising out of any Third Party claims, demands, actions, or other proceedings relating to or in connection with the CVR Clinical Trial(s) and/or the CVR Product; and

(g) an administration fee of 7.5% of all Gross Consideration received by Parent or its Affiliate for the applicable CVR Payment Period.

1.35 “Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

1.36 “Planned Clinical Trial” means [***].

1.37 “Planned Protocol” means the protocol entitled [***].

1.38 “Proposed Clinical Trial” means [***].

1.39 “Proposed Protocol” means [***].

1.40 “Regulatory Authority” means any national, regional, state or local regulatory authority, department, bureau, commission, council or other Governmental Authority within any country or region in the world (including the FDA) that is responsible for overseeing the development, use, manufacture, transport, storage or commercialization of the CVR Product in such country or region.

1.41 “Rights Agent” means the Rights Agent named in the first paragraph of this Agreement or any direct or indirect successor Rights Agent designated in accordance with the applicable provisions of this Agreement.

1.42 “Third Party” means any Person other than Parent, Rights Agent or their respective Affiliates.

1.43 “Third-Party Payment(s)” means all amounts owing by Parent or its Affiliates, including any applicable fees, success-based payments, milestone payments and/or royalties related thereto, to a Third Party that are related to the development, Marketing Approval, manufacture, or commercialization of the CVR Product, including, without limitation, all amounts owing by Parent under the Finder Agreement.

2. CONTINGENT VALUE RIGHTS.

2.1 CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders will be the holders of Oasis Common Stock as of immediately prior to the Effective Time. One CVR will be issued with respect to each share of Oasis Common Stock that is outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Oasis Common Stock issued upon settlement of Oasis Restricted Stock Units pursuant to Section 6.8 of the Merger Agreement).

2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address; CVR Distribution.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a CVR Register for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Holders’ Representative. The CVR Register will initially show one position for Cede & Co. representing shares of Oasis Common Stock held by DTC on behalf of the street holders of the shares of Oasis Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares Oasis Common Stock by sending one lump-sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Holders’ Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Holders’ Representatives, the Rights Agent shall promptly deliver a copy of such list to the Holders’ Representative.

(e) Holders’ Representative will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Oasis Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Oasis Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

2.4 Payment Procedures.

(a) Within sixty (60) days after the end of each CVR Payment Period during the CVR Term, commencing with the first CVR Payment Period in which Parent or its Affiliate receives Gross Consideration, Parent shall deliver to the Holders’ Representative and Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Parent shall pay the Rights Agent in U.S. dollars an amount equal to one-hundred percent (100%) of the Net Proceeds (if any) for the applicable CVR Payment Period. For further clarity, any sale of CVR Products by Partner will not be included in Gross Consideration or Net Proceeds, and Parent shall not be obligated to make any payments to the Rights Agent regarding any proceeds based on such sales (it being understood that payments made by Partner to Parent or its Affiliates based on such sales will be included in Gross Consideration). Such amount of Net Proceeds will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. In the event that any Party determines that the calculation of Net Proceeds for a CVR Payment Period deviates from the amounts previously reported to the Rights Agent for any reason (such as, on account of additional amounts collected or product returns), Parent and the Rights Agent shall reasonably cooperate to reconcile any such deviations to the extent necessary under applicable legal or financial reporting requirements.

(b) The Rights Agent shall be solely responsible for the delivery of CVR Payment Statements and CVR Payments to each Holder, and Parent shall not have any responsibility or liability therefor. The Rights Agent shall promptly, and in any event within ten (10) Business Days after receipt of a CVR Payment Statement under Section 2.4(a), send each Holder at its registered address a copy of such statement. If the Rights Agent also receives any CVR Payment, then within ten (10) Business Days after the receipt of each CVR Payment, the Rights Agent shall also pay to each Holder, by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the receipt of the CVR Payment Statement, such Holder’s Payment Amount.

(c) All payments under this Agreement shall be made without any deduction or withholding for or on account of any tax or similar governmental charge or levy, except as required by applicable law and as set forth in this Section 2.4(c). The Parties shall cooperate with one another and use reasonable efforts to minimize under applicable law obligations for any and all income or other taxes required by applicable law to be withheld or deducted from any payments made under this Agreement (“Withholding Taxes”). Parent shall, if required by applicable law, deduct or cause to be deducted from any amounts required to be paid under this Agreement an amount equal to such Withholding Taxes; provided that (i) Parent shall instruct the Rights Agent to solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding, and (ii) in the event Parent becomes aware that a payment under this Agreement is subject to Withholding Taxes (other than U.S. federal backup withholding), Parent shall instruct the Rights Agent to use commercially reasonable efforts to provide written notice of such Withholding Taxes to the applicable Holders prior to paying such Withholding Taxes. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to clause (ii) of the immediately preceding sentence, no further notice shall be required to be given for any future payments of such Withholding Tax. Such Withholding Taxes shall be paid to the proper taxing authority for the applicable Holders’ account and, if available, evidence of such payment shall be secured and sent to the Rights Agent within thirty (30) days of such payment. Parent shall, at the Rights Agent’s sole cost and expense, as mutually agreed by the Parties, do all such lawful acts and things and sign all such lawful deeds and documents as the Rights Agent may reasonably request to enable Parent and the applicable Holders to avail themselves of any applicable legal provision or any double taxation treaties with the goal of paying the sums due to the Rights Agent hereunder without deducting any Withholding Taxes.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of Parent, the Company or any of their respective subsidiaries, as applicable, either at law or in equity. The rights of any Holder and the obligations of Parent and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) Each Holder acknowledges and agrees to the appointment and authority of the Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Holders’ Representative or the authority or power of the Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.

3. THE RIGHTS AGENT.

3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (in each case as determined by a final, non-appealable decision of a court of competent jurisdiction). Parent and its Affiliates will not have any liability for acts or omissions by the Rights Agent in connection with this Agreement.

3.2 Limitation on Duties and Responsibilities of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition, the Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified. Parent may, in its sole discretion, remove the Rights Agent at any time by notice specifying a date when such removal will take effect. Such notice of removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall as soon as is reasonably possible appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give written notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent to the Holders’ Representative who has the obligation to notify each Holder as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights (except such rights of predecessor rights agent which survive pursuant to Section 3.3 of this Agreement), powers and trusts of the retiring Rights Agent.

4. COVENANTS.

4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent (with a copy to the Holders’ Representative) in such form as Parent receives from Parent’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within thirty (30) Business Days of the Effective Time.

4.2 CVR Clinical Trial(s).

(a) From the Closing through September 30, 2021, and subject to any limitations set forth in this Agreement, Parent shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to perform the key tasks necessary to (i) continue the Planned Clinical Trial in strict accordance with the Planned Protocol, and (ii) conduct the Proposed Clinical Trial in strict accordance with the Proposed Protocol.

(b) Parent shall have no obligation to pay any fees and expenses for the CVR Clinical Trial(s) in the aggregate in excess of the Clinical Trial Cap. In the event that the total fees and expenses incurred by Parent to conduct the CVR Clinical Trials(s) exceed, in the aggregate, the Clinical Trial Cap, Parent may, in its sole discretion and upon written notice to the Rights Agent and the Holders’ Representative, terminate this Agreement without liability, whereupon Parent shall be relieved of any and all obligations contained herein. Without limiting the foregoing, in the event Parent anticipates that the total fees and expenses reasonably necessary to conduct the CVR Clinical Trial(s) will exceed, in the aggregate, the Clinical Trial Cap, Parent shall use reasonable efforts to promptly notify the Rights Agent and the Holders’ Representative in writing.

(c) Parent has no obligation to conduct any tasks relating to the CVR Clinical Trial(s) after September 30, 2021. In the event (i) the CVR Clinical Trial(s) are not completed by September 30, 2021, for any reason, or (ii) an applicable Regulatory Authority requires or requests additional testing or information beyond that which is in the possession and control of Parent prior to the Merger Agreement Date or produced (or expected to be produced) after the Merger Agreement Date pursuant to the Planned Protocol or the Proposed Protocol; Parent may, in its sole discretion and upon written notice to the Rights Agent and the Holders’ Representative, terminate its obligations under this Agreement with respect to Section 4.2(a) without liability whereupon Parent shall be relieved of any and all obligations contained in Section 4.2(a).

(d) Parent has no obligation to make any modifications, improvements, alterations, or other changes to the CVR Product or the process of manufacture thereof. In the event the CVR Product or the process of manufacture thereof, requires any modifications, Parent may, in its sole discretion and upon written notice to the Rights Agent, terminate this Agreement without liability whereupon Parent shall be relieved of any and all obligations contained herein.

(e) Subject to the terms and conditions of this Agreement Parent shall have no obligation under this Agreement to develop any additional technology, conduct any additional Clinical Trials, or be responsible for any filings, approvals, and requests for information from any Regulatory Authority, for any reason related to the CVR Product.

(f) Parent shall have no obligation to take (or refrain from taking) any action which would trigger any payment owing to [***] or its Affiliates under that certain [***], between [***], and Parent, as may be amended from time to time, unless such payment is directly paid by a Partner or its Affiliates prior to the applicable due date.

4.3 CVR Commercial Agreement.

(a) Subject to Parent’s termination rights set forth in this Agreement, Parent shall, or shall cause its Affiliates to, use Commercially Reasonable Efforts to, through September 30, 2021, reasonably support Finder pursuant to the Finder Agreement in Finder’s efforts to identify one or more Partners and negotiate and complete a CVR Commercial Agreement with such Partner for the Commercialization of the CVR Product by Partner in one or more countries or regions in the world. Parent shall have no obligation to enter into any agreement for the Commercialization of the CVR Product that is not a CVR Commercial Agreement or to commit the use, in connection with its activities under this Section 4.3(a), of more than the budgeted FTE(s) specified for such activities in the Budget.

(b) Parent has no obligation to support Finder after September 30, 2021. If a CVR Commercial Agreement is not mutually agreed, duly executed, and delivered prior September 30, 2021, Parent may terminate, in its sole discretion and upon written notice to the Rights Agent, this Agreement without liability whereupon Parent shall be relieved of any and all obligations contained herein.

(c) Notwithstanding anything contained herein to the contrary, Parent shall not, and shall not permit its Affiliates to: (i) amend any CVR Commercial Agreement, or waive any right thereunder if such amendment or waiver materially and adversely affects the rights of the Holders to receive the CVR Payment Amounts hereunder, unless the Holders’ Representative consents to each such amendment or waiver, which shall not be unreasonably withheld, delayed, or conditioned; (ii) assign any CVR Commercial Agreement without the consent of the Holders’ Representative, which shall not be unreasonably withheld, delayed, or conditioned, unless such assignee agrees to assume all obligations under, and agrees to be bound in writing to the terms of, the CVR Commercial Agreement and this Agreement; or (iii) intentionally take any action for the principal purpose of reducing the amount of CVR Payment Amounts payable under this Agreement; provided, however, that Parent shall have no obligation to enforce the terms of the CVR Commercial Agreement against Partner or take any legal action against Partner in the event of an actual or alleged breach by Partner of the CVR Commercial Agreement.

(d) Prior to December 31, 2021 (the “Outside Date”), Parent shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any rights (including any option to obtain rights) to any Third Party to research, develop or Commercialize the CVR Product without obtaining the prior written consent of the Holders’ Representative, other than to (i) contract research, contract manufacturing and similar service providers engaged to perform services on Parent or its Affiliate’s behalf, (ii) a Partner pursuant to a CVR Commercial Agreement, or (iii) an Acquiror (as defined below) in connection with an Acquisition (as defined below).

4.4 Books and Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, Parent shall keep complete and accurate records in sufficient detail to permit the Rights Agent to confirm the accuracy of the payments due hereunder. The Rights Agent or the Holders’ Representative shall each have the right to cause an independent internationally recognized accounting firm reasonably acceptable to Parent to audit such records for the sole purpose of confirming payments for a period covering not more than the preceding three (3) years. Parent may require such accounting firm to execute a reasonable confidentiality agreement with Parent prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Holders’ Representative, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to Parent, but no more than frequently than once per year. No accounting period of Parent shall be subject to audit more than one time by the Rights Agent or the Holders’ Representative, as applicable, unless after an accounting period has been audited by the Rights Agent or the Holders’ Representative, as applicable, Parent restates its financial results for such accounting period, in which event the Rights Agent or the Holders’ Representative, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Parties to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. The Rights Agent or the Holders’ Representative, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Parent of twenty percent (20%) or more of the Payment Amount due under this Agreement, in which case Parent shall bear the full cost and expense of such audit.

5. HOLDERS’ REPRESENTATIVE.

5.1 Appointment of Holders’ Representative. To the extent valid and binding under applicable law, the Holders’ Representative is hereby appointed, authorized and empowered to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement after the Effective Time, (ii) confirming the satisfaction of Parent’s obligations under this Agreement and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.

5.2 Authority. To the extent valid and binding under applicable law, the appointment of the Holders’ Representative by the Holders upon the Effective Time is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any Holder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. To the extent valid and binding under applicable law, all decisions of the Holders’ Representative shall be final and binding on all Holders. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Holders’ Representative and any document executed by the Holders’ Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon, absent gross negligence, bad faith or willful misconduct by Parent or the Rights Agent (as such gross negligence, bad faith or willful misconduct is determined by a final, non-appealable judgment of a court of competent jurisdiction, as applicable). The Holders’ Representative shall not be responsible for any loss suffered by, or liability of any kind to, the Holders arising out of any act done or omitted by the Holders’ Representative in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, unless such act or omission involves gross negligence, bad faith or willful misconduct.

5.3 Successor Holders’ Representative. The Holders’ Representative may be removed for any reason or no reason by written consent of the Acting Holders. In the event that the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, the Acting Holders shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holders’ Representative for all purposes of this Agreement. The newly-appointed Holders’ Representative shall notify Parent, the Rights Agent and any other appropriate Person in writing of his or her appointment, provide evidence that the Acting Holders approved such appointment and provide appropriate contact information for purposes of this Agreement. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Holders’ Representative as set forth in such written notice. In the event that within 30 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, no successor Holders’

Representative has been so selected, the Rights Agent shall notify the Person holding the largest quantity of the outstanding CVRs (and who is not Parent) that such Person is the successor Holders’ Representative, and such Person shall be the successor Holders’ Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not Parent) that such next-largest-quantity Person is the successor Holders’ Representative, and such next-largest-quantity Person shall be the successor Holders’ Representative hereunder. (And so on, to the extent as may be necessary.) The Holders are intended third party beneficiaries of this Section 5.3. If a successor Holders’ Representative is not appointed pursuant to the preceding procedure within 60 days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, Rights Agent shall appoint a successor Holders’ Representative.

5.4 Termination of Duties and Obligations. Except to provide the written consent contemplated in Section 4.3(d) (or to withhold such consent, as the case may be), the Holders’ Representative’s duties and obligations under this Agreement shall survive until no CVRs remain outstanding or until this Agreement expires or is terminated pursuant to Section 6.7 or the other applicable terms hereof, whichever is earlier.

6. OTHER PROVISIONS OF GENERAL APPLICATION.

6.1 Notices to Rights Agent, Parent and Holders’ Representative. All requests and notices required or permitted to be given to the Parties hereto shall be given in writing, shall expressly reference the section(s) of this Agreement to which they pertain, and shall be delivered to the other Party, effective on receipt, at the appropriate address as set forth below or to such other addresses as may be designated in writing by the Parties from time to time during the term of this Agreement:

If to the Rights Agent, to it at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

If to Parent, to it at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

If to the Holders’ Representative, to him at:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

With a copy to:

[INSERT]

Attn: [INSERT]

Email: [INSERT]

The Rights Agent, Parent or the Holders’ Representative may specify a different address or electronic mail address by giving notice in accordance with this Section 6.1.

6.2 Notice by Rights Agent or the Holders’ Representative to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

6.3 Parent Successors and Assigns; Merger of Rights Agent.

(a) Parent may not assign this Agreement without the prior written consent of the Holders’ Representative, provided that (i) Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more Affiliates of Parent (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement, and (ii) Parent may assign this Agreement in its entirety without the consent of any other Party to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction (such successor in interest, the “Acquiror”, and such transaction, the “Acquisition”). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors, acquirers and each Assignee. Each reference to “Parent” in this Agreement shall be deemed to include Parent’s successors, acquirers and all Assignees. Each of Parent’s successors, acquirers and assigns shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVR Payments and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

(b) The Holders’ Representative may not delegate nor assign this Agreement nor any right or obligation hereunder, in whole or part, without the prior express written consent of the other Parties. Any permitted assignee shall assume all obligations of the Holders’ Representative under this Agreement.

(c) The Rights Agent may not assign this Agreement without the prior written consent of Parent, provided that the Rights Agent may assign this Agreement in its entirety without the consent of any other Parties to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the Parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of the Agreement. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.3(c).

6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and assignees, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and assignees, and the Holders. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement.

6.5 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision; provided, however, that if such excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent.

6.6 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties hereto and delivered to the other Party, it being understood that the Parties need not sign the same counterpart.

6.7 Termination.

(a) Unless otherwise terminated earlier in accordance with the termination rights set forth in this Agreement, this Agreement will expire and be of no force or effect, the Parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made, upon the expiration or termination of the CVR Term; provided that the following provisions shall survive any termination or expiration of this Agreement and shall remain fully effective and enforceable thereafter: Section 4.3(c) (clause (iii) only), Section 4.3(d) (until the Outside Date), Section 4.5 (for the one (1) year period specified therein) and Section 5.2.

(b) This Agreement will terminate automatically upon termination of the Merger Agreement prior to the Effective Time.

6.8 Entire Agreement. Notwithstanding the reference to any other agreement hereunder, this Agreement contains the entire understanding of the Parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the Parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and control.

6.9 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between the Parties arising out of or relating to this Agreement, each Party: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.9; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

6.10 Amendments. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by duly authorized signatories of Parent, the Rights Agent, and the Holders’ Representative; provided, however, that Parent and the Rights Agent may, without the consent of Holders’ Representative, amend this Agreement (a) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, (b) to evidence the succession of another Person to Parent and the assumption by such successor of the covenants of Parent herein, (c) to evidence the succession of another Person as a successor Rights Agent and the assumption by such successor of the covenants and obligations of the Rights Agent herein; (d) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders, or (e) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders. Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to subsections (a)-(e) of this Section 6.10, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders’ Representative and to each Holder at its address as it appears on the CVR Register, setting forth such amendment. The failure to deliver such notice, or any defect in such notice, shall not impair or affect the validity of such amendment to this Agreement. Upon the execution of any amendment under this Section 6.10, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and each party and every Holder will be bound thereby.

6.11 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

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IN WITNESS WHEREOF, each of the Parties has caused this Contingent Value Rights Agreement to be executed on its behalf by its duly authorized officers, and the Holders’ Representative has executed this Contingent Value Rights Agreement, as of the day and year first above written.

RESTORBIO, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[HOLDERS’ REP]

By: